MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS



      The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Kinross Gold Corporation.These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements where appropriate.

      The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.The Audit Committee, which is comprised of Directors none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

      The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.The auditors have full and unrestricted access to the Audit Committee.

  /s/ ROBERT M. BUCHAN                        /s/ BRIAN W. PENNY
      PRESIDENT AND CHIEF EXECUTIVE OFFICER       VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

      Toronto, Canada
      MARCH 3, 2003


AUDITORS' REPORT


      TO THE SHAREHOLDERS OF KINROSS GOLD CORPORATION

      We have audited the consolidated balance sheets of Kinross Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, common shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


      /s/ Deloitte & Touche LLP
      Chartered Accountants

      Toronto, Canada
      MARCH 3, 2003 (EXCEPT AS TO NOTE 23(B) WHICH IS AS OF MARCH 26, 2003)

                      COMMENTS BY AUDITORS FOR U.S. READERS
                      ON CANADA-U.S. REPORTING DIFFERENCES




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to Kinross Gold Corporation's consolidated financial statements. Our report to the shareholders dated March 3, 2003 except as to Note 23 (b) which is as of March 26, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.






/s/ DELOITTE & TOUCHE LLP
Chartered Accountants


Toronto, Canada
March 3, 2003


CONSOLIDATED BALANCE SHEETS
KINROSS GOLD CORPORATION

AS AT DECEMBER 31
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
                                                                               2002            2001
---------------------------------------------------------------------------------------------------
                                                                                          (RESTATED
                                                                                          - NOTE 1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                  $   170.6      $    81.0
Restricted cash (NOTE 7(A))                                                     21.1              -
Accounts receivable and other assets (NOTE 3)                                   15.5           13.8
Inventories (NOTE 4)                                                            38.9           42.4
Marketable securities (quoted market value: 2002 - $0.1; 2001 - $1.8)            0.1            1.5
---------------------------------------------------------------------------------------------------
                                                                               246.2          138.7
Property, plant and equipment (NOTE 5)                                         330.0          415.0
Long-term investments (NOTE 6)                                                  11.8           12.9
Deferred charges and other assets                                               10.0           11.0
---------------------------------------------------------------------------------------------------
                                                                           $   598.0      $   577.6
===================================================================================================
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                   $   35.5       $    31.0
Current portion of long-term debt (NOTE 9)                                     23.3            33.1
Current portion of site restoration cost accruals  (NOTE 10)                   15.0            12.6
---------------------------------------------------------------------------------------------------
                                                                               73.8            76.7
Long-term debt (NOTE 9)                                                        12.9            31.0
Site restoration cost accruals (NOTE 10)                                       42.0            43.0
Future income and mining taxes (NOTE 16)                                        3.3             3.3
Deferred revenue (NOTE 8(A))                                                    4.5             9.6
Other long-term liabilities                                                     5.5             6.0
Debt component of convertible debentures (NOTE 11)                             21.7            26.0
Redeemable retractable preferred shares (NOTE 12)                               2.5             2.4
---------------------------------------------------------------------------------------------------
                                                                              166.2           198.0
---------------------------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY (NOTE 13)                   12.9            48.0
---------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY
Common share capital and common share purchase warrants (NOTE 14)           1,058.5           945.7
Contributed surplus                                                            12.9            12.9
Equity component of convertible debentures (NOTE 11)                          132.3           124.8
Deficit                                                                      (761.4)         (723.2)
Cumulative translation adjustments                                            (23.4)          (28.6)
---------------------------------------------------------------------------------------------------
                                                                              418.9           331.6
---------------------------------------------------------------------------------------------------
                                                                           $  598.0       $   577.6
===================================================================================================

COMMITMENTS AND CONTINGENCIES (NOTE 22)

SIGNED ON BEHALF OF THE BOARD:


  /s/ JOHN A. BROUGH    /s/ JOHN M. H. HUXLEY
      JOHN A. BROUGH        JOHN M. H. HUXLEY
      DIRECTOR              DIRECTOR


CONSOLIDATED STATEMENTS OF OPERATIONS
KINROSS GOLD CORPORATION

FOR THE YEARS ENDED DECEMBER 31
(EXPRESSED IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                          2002          2001       2000
-------------------------------------------------------------------------------------------------------
                                                                                   (RESTATED  (RESTATED
                                                                                   - NOTE 1)  - NOTE 1)
REVENUE
Mining revenue                                                     $     261.0    $    270.1  $   271.0
Interest and other income                                                 16.9           9.3       14.2
Mark-to-market (loss) gain on call options                                (2.7)          3.5        4.1
-------------------------------------------------------------------------------------------------------
                                                                         275.2         282.9      289.3
-------------------------------------------------------------------------------------------------------

EXPENSES
Operating                                                                174.8         180.7      189.6
General and administrative                                                11.3          10.1       10.4
Exploration                                                               11.6           7.9       11.4
Depreciation, depletion and amortization                                  85.3          85.8       93.2
Gain on sale of assets (NOTE 5)                                           (2.7)         (1.2)      (4.1)
Foreign exchange loss (gain)                                               4.3           0.5       (1.2)
Interest expense on long-term liabilities                                  5.0           9.1       14.3
Write-down of marketable securities and long-term investments              0.2             -       13.1
Write-down of property, plant and equipment and
   other non-cash charges (NOTE 15)                                        7.7          16.1       72.1
-------------------------------------------------------------------------------------------------------
                                                                         297.5         309.0      398.8
-------------------------------------------------------------------------------------------------------

                                                                         (22.3)        (26.1)    (109.5)

Share in loss of investee companies                                       (0.6)         (2.2)      (8.1)
-------------------------------------------------------------------------------------------------------
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
   PREFERRED SHARES OF SUBSIDIARY COMPANY                                (22.9)        (28.3)    (117.6)

PROVISION FOR INCOME AND MINING TAXES (NOTE 16)                           (6.5)         (2.9)      (0.9)
-------------------------------------------------------------------------------------------------------
LOSS BEFORE DIVIDENDS ON CONVERTIBLE
   PREFERRED SHARES OF SUBSIDIARY COMPANY                                (29.4)        (31.2)    (118.5)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
   OF SUBSIDIARY COMPANY                                                  (1.5)         (5.1)      (6.9)
-------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                              $     (30.9)   $    (36.3) $  (125.4)
-------------------------------------------------------------------------------------------------------
ATTRIBUTABLE TO COMMON SHAREHOLDERS:

NET LOSS FOR THE YEAR                                              $     (30.9)   $    (36.3) $  (125.4)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
   DEBENTURES (NOTE 11)                                                   (7.3)         (7.7)      (7.2)
-------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR ATTRIBUTABLE
   TO COMMON SHAREHOLDERS                                          $     (38.2)   $    (44.0) $  (132.6)
-------------------------------------------------------------------------------------------------------
LOSS PER SHARE
Basic and diluted (NOTES 1, 14 AND 23)                             $     (0.32)   $    (0.42) $   (1.33)

WEIGHTED AVERAGE NUMBER COMMON SHARES
   OUTSTANDING (MILLIONS) (NOTES 1, 14 AND 23)                           119.7         104.5       99.4


CONSOLIDATED STATEMENTS OF CASH FLOWS
KINROSS GOLD CORPORATION

FOR THE YEARS ENDED DECEMBER 31
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
                                                                              2002        2001       2000
---------------------------------------------------------------------------------------------------------
                                                                                     (RESTATED  (RESTATED
                                                                                     - NOTE 1)  - NOTE 1)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the year before dividends on convertible preferred shares
   of subsidiary company                                                 $  (29.4)    $ (31.2)   $ (118.5)
Items not affecting cash:
Depreciation, depletion and amortization                                     85.3        85.8        93.2
Write-down of property, plant and equipment and other non-cash charges        7.7        14.6        72.1
Write-down of marketable securities and long-term investments                 0.2           -        13.1
Foreign exchange loss (gain) on convertible debentures                        0.9        (0.6)       (0.7)
Gain on sale of assets                                                       (2.7)       (1.2)       (4.1)
Future income and mining taxes                                                  -           -        (3.5)
Deferred revenue realized                                                    (5.1)      (17.7)      (13.5)
Site restoration cost accruals                                                3.0         1.9         2.6
Share in loss of investee companies                                           0.6         2.2         9.4
---------------------------------------------------------------------------------------------------------
                                                                             60.5        53.8        50.1
Proceeds on restructuring of gold forward sale contracts                        -        21.6         4.7
Site restoration cash expenditures                                           (9.8)       (7.1)       (9.6)
Changes in non-cash working capital items
   Accounts receivable                                                       (1.6)        5.1         5.7
   Inventories                                                                2.4         9.6         0.6
   Marketable securities                                                      2.8           -         4.8
   Accounts payable and accrued liabilities                                   5.6        (8.0)       (8.3)
Effect of exchange rate changes on cash                                       3.0        (0.5)       (0.2)
---------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                 62.9        74.5        47.8
---------------------------------------------------------------------------------------------------------
FINANCING:
Issuance of common shares and common share purchase warrants                112.8         5.4         3.2
Repurchase of common shares                                                     -           -        (5.3)
Acquisition of convertible preferred shares of subsidiary company           (11.4)          -           -
Reduction of debt component of convertible debentures                        (5.1)       (5.4)       (4.9)
Repayment of debt                                                           (28.5)      (46.5)      (26.4)
Dividends on convertible preferred shares of subsidiary company                 -           -        (3.4)
---------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                       67.8       (46.5)      (36.8)
---------------------------------------------------------------------------------------------------------
INVESTING:
Additions to property, plant and equipment                                  (22.6)      (30.4)      (41.6)
Business acquisitions, net of cash acquired (NOTE 2)                         (0.1)       (1.2)          -
Long-term investments and other assets                                        1.4         2.1        (7.4)
Proceeds from the sale of property, plant and equipment                       1.3         1.8         4.8
(Increase) decrease in restricted cash                                      (21.1)        2.9        (2.9)
---------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                      (41.1)      (24.8)      (47.1)
---------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             89.6         3.2       (36.1)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 81.0        77.8       113.9
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                   $  170.6     $  81.0     $  77.8
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents consist of the following:
   Cash on hand and balances with banks                                  $   16.3     $  12.9     $  20.0
   Short-term investments                                                   154.3        68.1        57.8
---------------------------------------------------------------------------------------------------------
                                                                         $  170.6     $  81.0     $  77.8
---------------------------------------------------------------------------------------------------------
Supplementary disclosure of cash flow information:
Cash paid for: Interest                                                  $    8.8     $  13.1     $  18.8
               Income taxes                                              $    6.8     $   3.9     $   2.3


CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
KINROSS GOLD CORPORATION

FOR THE YEARS ENDED DECEMBER 31
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
                                                                     EQUITY
                                                                  COMPONENT
                                          COMMON                         OF               CUMULATIVE
                                           SHARE   CONTRIBUTE   CONVERTIBLE              TRANSLATION
                                         CAPITAL      SURPLUS    DEBENTURES    DEFICIT   ADJUSTMENTS    TOTAL
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999
(RESTATED - NOTE 1)                   $    920.3   $      7.9   $     109.7   $  (542.1) $    (18.7) $  477.1

Adjustment for post-retirement
   benefits                                    -            -             -        (4.5)          -      (4.5)
-------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 1, 2000
   (RESTATED - NOTE 1)                     920.3          7.9         109.7      (546.6)      (18.7)    472.6
Issuance (repurchase) of
   common shares                            (7.1)         5.0             -           -           -      (2.1)
Increase in equity component
   of convertible debentures                  -             -           7.3        (7.2)          -       0.1
Net loss for the year                         -             -             -      (125.4)          -    (125.4)
Cumulative translation adjustments            -             -             -           -        (4.3)     (4.3)
-------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2000
   (RESTATED - NOTE 1)                    913.2          12.9         117.0      (679.2)      (23.0)    340.9
Issuance of common shares                  32.5             -             -           -           -      32.5
Increase in equity component
   of convertible debentures                  -             -           7.8        (7.7)          -       0.1
Net loss for the year                         -             -             -       (36.3)          -     (36.3)
Cumulative translation adjustments            -             -             -           -        (5.6)     (5.6)
-------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2001
   (RESTATED - NOTE 1)                    945.7          12.9         124.8      (723.2)      (28.6)    331.6
Issuance of common shares and
   common share purchase warrants         112.8             -             -           -           -     112.8
Increase in equity component
   of convertible debentures                  -             -           7.5        (7.3)          -       0.2
Net loss for the year                         -             -             -       (30.9)          -     (30.9)
Cumulative translation adjustments            -             -             -           -         5.2       5.2
-------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2002            $ 1,058.5    $     12.9   $     132.3   $  (761.4) $    (23.4) $  418.9
-------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
KINROSS GOLD CORPORATION

(ALL TABULAR DOLLAR AMOUNTS IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE
AMOUNTS)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements of Kinross Gold Corporation (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain material respects from those generally accepted in the United States, as described in Note 21. The following is a summary of the accounting policies significant to the Company. The U.S. dollar is the reporting currency of the Company's business; accordingly, these consolidated financial statements are expressed in U.S. dollars.

      NATURE OF OPERATIONS

      The Company is engaged in the mining and processing of gold and silver ore and the exploration for, and acquisition of, gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of dore which is shipped to refineries for final processing.

      BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of the Company and the more-than-50%-owned subsidiaries that it controls.The Company also includes its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of its wholly-owned subsidiary company in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary. Kinross will continue to account for its investment in the Blanket mine on the cost basis (written down value) and revenue will be recorded only upon receipt of dividends or other cash payments and will be classified as other income (SEE NOTE 15).

      Under a special resolution of the shareholders of the Company on January 28, 2003, the shareholders authorized the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares. All share capital, share and option data give retroactive effect to reflect the share consolidation (SEE NOTE 14).

      In addition, see Note 23 for the impact of subsequent events on these financial statements.

      USE OF ESTIMATES

      The preparation of the Company's consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are accounted for in the period of change if the change affects the financial results of that period only or in the period of change and applicable future periods, if the change affects the financial results of both current and future periods. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include property, plant and equipment; inventories; site restoration cost accruals; provision for income and mining taxes; and pension liability.

      TRANSLATION OF FOREIGN CURRENCIES

      DOMESTIC AND FOREIGN OPERATIONS

      The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

      The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar. Canadian dollar amounts are translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year.With the exception of Australia, the Company's non-Canadian subsidiaries and joint venture interests are self-sustaining operations whose economic activities are largely independent of those of the Company.The currency of measurement for the Company's self-sustaining operations in the United States, Russia and Chile is the U.S. dollar.As mentioned above, the operations in Zimbabwe are no longer consolidated as of December 31, 2001.The temporal method is also used to translate the Company's operation in Australia which is considered to be an integrated foreign operation. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

      The unrealized translation gains and losses on the Company's net investment in self-sustaining operations, translated using the current rate method, accumulate in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments. Such exchange gains and losses may become realized in the event of a disposition of the net investment in a self-sustaining operation, in which event an appropriate portion of the cumulative translation adjustment is recognized in income.

      FOREIGN CURRENCY TRANSACTIONS

      Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in term deposits maintained in high credit quality financial institutions.

      MARKETABLE SECURITIES

      Marketable securities are carried at the lower of cost and quoted market value.

      INVENTORIES

      Gold bullion, ore stockpile inventories and gold in process are valued at the lower of production cost and net realizable value. Mine operating parts and supplies are valued at the lower of cost and replacement cost.

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost. Mine development costs are capitalized on properties after proven and probable reserves have been identified. Mine development costs for underground mines consist of shafts, ramps and primary level development and the associated infrastructure. Mine development costs for open pit mines primarily consist of costs to remove overburden to initially expose the ore body and the costs of haulage roads from the open pit to the processing plant.The cost of waste rock removal after the commencement of commercial production is expensed as incurred. Prior to identifying proven and probable reserves, exploration and development costs are expensed as incurred. Significant payments related to the acquisition of land and mineral rights are capitalized.The time it takes for management to make a decision to develop a property or dispose of it ranges from a few months to years, depending upon the particular circumstances of each property. Once commercial production is reached, the deferred costs of the project are amortized over their economic lives, on the basis described below. Commercial production occurs when the asset or property is substantially complete and ready for its intended use. If no proven and probable reserves are discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value. The Company expenses start-up activities, including pre-production losses and organizational costs, as incurred.

      In underground mines where ore bearing structures are open at depth or are open laterally, which is the case at the Hoyle Pond mine, the straight-line method of amortization was applied over the estimated life of the mine which was estimated to be 10 years. Effective July 1, 2002, the date of commencement of the Porcupine Joint Venture (SEE NOTE 7(C)), the joint venture's mine assets are being amortized on a unit-of-production basis using proven and probable reserves in accordance with the accounting policies of the joint venture, which is primarily an open pit mining operation.

      Open pit mines, which consist of the Kubaka, Fort Knox and Refugio mines, are amortized on a unit-of-production basis using proven and probable reserves.

      Plant and equipment that have useful lives shorter than the mine life are depreciated on a straight-line or declining balance basis over their estimated useful lives. As at December 31, 2002, the maximum useful life was five years.

      PROPERTY EVALUATIONS

      Annually, or more frequently as circumstances require, the Company reviews and evaluates the recoverability of property, plant and equipment. The computation of reserve and mineral resource estimates is performed at least annually during the fourth quarter of the year. The evaluation of proven and probable reserve estimates may provide evidence that the carrying value of a mine is impaired. Based on the revised reserve and mineral resource calculations, estimated future net cash flows, from each property with the exception of acquired exploration properties, are calculated on an undiscounted basis, using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves.The inclusion of mineral resources is based on various circumstances, including but not limited to, the existence and nature of known mineralization, location of the property, results of recent drilling, and analysis to demonstrate the ore is commercially recoverable.); estimated future gold price realization (considering historical and current prices, price trends and related factors); and operating, capital and site restoration costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to income, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

      Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of property, plant and equipment.

      LONG-TERM INVESTMENTS

      Long-term investments in shares of investee companies, over which the Company has the ability to exercise significant influence, are accounted for using the equity method.The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

      FINANCIAL INSTRUMENTS

      The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.The Company uses spot deferred contracts and fixed forward contracts to hedge exposure to commodity price risk for gold and silver; foreign exchange forward contracts to hedge exposure to fluctuations in foreign currency denominated anticipated revenues, and interest rate swaps to hedge exposure to changes in interest rates.The Company uses written gold call options to economically hedge exposure to commodity price risk for gold. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      Realized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedged transaction is recognized. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that has been sold or terminated are recorded in income.

      Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production. Realized and unrealized gains or losses associated with foreign exchange forward contracts, which have been terminated or cease to be effective prior to maturity, are deferred and included in other assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

      PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

      Pension expense, based on management assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligations, straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

      The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the financial statements during the years employees provide service to be entitled to receive such benefits.

      STOCK OPTION PLAN

      The stock option plan is described in Note 14.The Company has elected not to use the fair value method of accounting for stock options as recommended in the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". No compensation expense is recognized under this plan when shares or share options are issued to employees. Shares issued under this plan are recorded at the issue price. Any consideration paid by employees on exercise of stock options or purchases of stock is credited to common share capital.

      REVENUE RECOGNITION

      The Company changed its accounting policy for revenue recognition effective January 1, 2001 such that revenue is recognized upon shipment to third-party gold refineries when the sales price is fixed and title has passed to the customer. Previously, revenue was recognized when the production process was completed or when gold was poured in dore form at the mine.The Company retroactively adopted this new accounting policy and the prior periods have not been restated, as the net adjustment would not have had a material impact on the reported amounts.

      SITE RESTORATION COSTS

      Estimated costs of site restoration are accrued and expensed over the estimated life of the mine on a unit-of-production basis using proven and probable reserves. Ongoing environmental protection expenditures are expensed as incurred. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred (calculated on a non-discounted basis), all of which are subject to possible changes thereby impacting current determinations.

      INCOME AND MINING TAXES

      The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Company recognizes the future income tax assets and liabilities for the tax effects of such differences.

      Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

      NEW ACCOUNTING PRONOUNCEMENT

      Effective January 1, 2002, the Company adopted the new CICA recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses.The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated redeemable retractable preferred shares were translated to U.S dollars at the historical rate on the date of issue. The adoption of this new standard has been applied retroactively with prior year comparative amounts restated.The effects on the consolidated financial statements are as follows:

CHANGE IN STATEMENT OF OPERATIONS AND DEFICIT AMOUNTS:
--------------------------------------------------------------------------------
Increase in foreign exchange gain for the year ended December 31, 2000   $   0.7
Decrease in net loss for the year ended December 31, 2000                $   0.7
Decrease in foreign exchange loss for the year ended December 31, 2001   $   0.6
Decrease in net loss for the year ended December 31, 2001                $   0.6
Decrease in deficit - December 31, 2000                                  $   2.2
Decrease in deficit - December 31, 2001                                  $   2.8

      The impact on loss per share as a result of the change in accounting policy would not result in any adjustment to previously reported amounts.

      Effective January 1, 2002, the Company adopted the recommendations of the CICA for stock-based compensation and other stock-based payments.This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities (SEE NOTE 14).

      2001 AND 2000 FIGURES

      Certain of the 2001 and 2000 figures have been reclassified to conform to the 2002 presentation.

2.    BUSINESS AND PROPERTY ACQUISITIONS

      2002

      During 2002, the Company acquired a further 2.9% interest in E-Crete, LLC ("E-Crete") for cash consideration of $0.1 million from its partner by funding its partner's share of cash calls, thereby increasing its ownership interest to 88.8%.

      2001

      During 2001, the Company acquired a further 12.4% interest in E-Crete for cash consideration of $1.2 million from its partner by funding its partner's share of cash calls, thereby increasing its ownership interest to 85.9%.

      On December 14, 2001, the Company completed the acquisition of a 100% interest in the George/Goose Lake gold project in the Nunavut Territory by issuing 1,333,333 common shares of the Company valued at $3.8 million.The following is a summary of the 2001 acquisitions both of which were accounted for using the purchase method.

                                                                      GEORGE/
                                                         E-CRETE   GOOSE LAKE       TOTAL
      -----------------------------------------------------------------------------------
      Fair value ascribed to net assets acquired:
      Property, plant and equipment                       $  1.7     $    3.8    $    5.5
      Less liabilities assumed                               0.5            -         0.5
      -----------------------------------------------------------------------------------
                                                          $  1.2     $    3.8    $    5.0
      -----------------------------------------------------------------------------------
      Purchase price:
      Cash                                                $  1.2     $      -    $    1.2

      Common shares                                            -          3.8         3.8
      -----------------------------------------------------------------------------------
                                                          $  1.2     $    3.8    $    5.0
      -----------------------------------------------------------------------------------

      2000

      There were no business acquisitions during 2000.

3.    ACCOUNTS RECEIVABLE AND OTHER ASSETS

      Accounts receivable and other assets are comprised of the following:

                                                             2002         2001
      ------------------------------------------------------------------------
      Taxes recoverable, interest and miscellaneous       $   9.8    $     8.3
         accounts receivable
      Due from joint venture partners                         0.1          5.5
      Deferred costs associated with the business
         combination transaction with TVX Gold Inc.
         and Echo Bay Mines Ltd. (SEE NOTE 23)                5.6            -
      ------------------------------------------------------------------------
                                                          $  15.5    $    13.8
      ------------------------------------------------------------------------

4.    INVENTORIES

      Inventories are comprised of the following:

                                                          2002        2001
      --------------------------------------------------------------------
      Gold bullion and gold in process               $    12.9      $ 15.1
      Mine operating parts and supplies                   26.0        27.3
      --------------------------------------------------------------------
                                                     $    38.9      $ 42.4
      --------------------------------------------------------------------


5.    PROPERTY, PLANT AND EQUIPMENT

      The components of plant and equipment are as property, follows:

                                                        2002                                    2001
----------------------------------------------------------------------------------------------------------------
                                                 ACCUMULATED                             Accumulated
                                               DEPRECIATION,                           depreciation,
                                        COST,      DEPLETION                     Cost,     depletion
                                       NET OF            AND    NET BOOK        net of           and    Net book
                                  WRITE-DOWNS   AMORTIZATION       VALUE   write-downs  amortization       value
----------------------------------------------------------------------------------------------------------------
      Producing properties
        Mineral properties           $    0.3        $     -    $    0.3       $   0.3       $     -     $   0.3
        Plant and equipment
          (amortized on a
           straight-line basis) (1)      16.8            6.1        10.7         165.5          77.4        88.1
        Plant and equipment
          (amortized on unit-
          of-production basis) (1)      760.4          458.6       301.8         615.2         305.8       309.4
      Development properties              8.1              -         8.1           8.1             -         8.1
      Exploration properties              9.1              -         9.1           9.1             -         9.1
----------------------------------------------------------------------------------------------------------------
                                     $  794.7        $ 464.7    $  330.0       $ 798.2       $ 383.2     $ 415.0
----------------------------------------------------------------------------------------------------------------

(1) As described in Note 7(c), the Porcupine Joint Venture was formed on July 1, 2002, combining the assets of the Hoyle Pond, Nighthawk Lake and
      (1)Pamour mines with the assets As described in note 7(c), the Porcupine of the Dome mine of Placer Dome Joint Venture was formed (CLA) Limited ("Placer"). on July 1, 2002, combiningFrom July 1, the assets of the 2002, Hoyle the assets of the Porcupine Joint Pond Nighthawk Lake and Venture Pamour mines are depreciated on the unit-of-production basis based on proven and probable reserves only. with the assets of the Dome mine of Placer Dome (CLA) Limited ("Placer"). From JulyPrior to July 1, 2002, the 1, assets 2002, of THE Porcupine Hoyle Pond assets Joint were amortized on a straight-line basis. Venture are depreciated on the unit-of-production basis based on proven and probable reserves only. Prior to July 1, 2002, the Hoyle Pond assets were amortized on a straight-line basis.

      The development properties above represent the Company's investment in the Pamour mine.While the Pamour mine has final feasibility studies, it is subject to permitting from Canadian authorities.The necessary permits required to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require only administrative reactivation. However, the Porcupine Joint Venture will require additional permit approvals to mine south of Highway 101, which is outside of the phase one mine plan.The Pamour mine is located in an active historical mining district.There is a clearly defined regulatory p r o c e s s under federal and Ontario law that governs the issuance of mining permits.There are no known technical, environmental, cultural or socio-economic impediments that would prevent the issuance of mining permits for the area south of Highway 101. Accordingly, the Company believes there is a high level of assurance that the project will receive all required approvals for development.The permitting process has been initiated and environmental baseline studies are underway.A permitting schedule has been developed by Placer, the operator of the Porcupine Joint Venture, in consultation with the relevant government authorities, which contemplates that the expansion project will proceed in late 2004.

      There were no major asset disposals in 2002.

      2001

      During the year ended December 31, 2001, the Company disposed of certain mining assets with a cost of $66.3 million and accumulated depreciation, depletion and amortization of $60.9 million and ceased to consolidate the Zimbabwe operations. The assets disposed of in 2001 were comprised primarily of the Macassa mine and mill complex and the Candelaria property. The Macassa mine located in Kirkland Lake, Ontario and the Candelaria property located near Hawthorne, Nevada had been previously written down to their estimated net realizable value.The gain on sale of these assets of $1.2 million is included in gain on sale of assets in the consolidated statement of operations. Since the assets were non-producing at the time of disposal, there are no revenue or expense amounts included in the results of operations for 2001 other than the gain on sale. During 2000, these properties incurred operating costs of $0.5 million and an asset write-down expense of $9.6 million.

      2000

      During the year ended December 31, 2000, the Company disposed of certain mining assets with a cost of $50.5 million and accumulated depreciation, depletion and amortization of $39.8 million.The assets disposed of in 2000 were comprised primarily of the Denton-Rawhide mine and other surplus tangible equipment.The Denton-Rawhide mine located near Falon, Nevada was in production when sold. The gain on sale of these assets of $2.5 million is included in gain on sale of assets in the consolidated statement of operations. During 2000, prior to disposal on March 31, 2000, the Denton-Rawhide mine realized $4.4 million of mining revenue, $0.6 million of interest income, $4.1 million of operating costs and depreciation depletion and amortization of $1.0 million for a net loss of $0.1 million.


6.    LONG-TERM INVESTMENTS

      The quoted market value of the Company's long-term investments at December 31, 2002 is $89.6 million (December 31, 2001 - $17.5 million), including its investment in Echo Bay Mines Limited ("Echo Bay") which has a market value of $70.8 million.The book value of the long-term investments is comprised of the following as at December 31.

                                                         2002        2001
      -------------------------------------------------------------------
      Cost basis                                     $   11.8     $   9.6
      Equity basis                                          -         3.3
      -------------------------------------------------------------------
                                                     $   11.8     $  12.9
      -------------------------------------------------------------------

7.    JOINT VENTURE INTERESTS

      The Company conducts a portion of its business through joint ventures under which the ventures are bound by contractual arrangements establishing joint control over the ventures.The Company records its proportionate share of assets, liabilities, revenue and operating expenses of the joint ventures.As at December 31, 2002, the Company had interests in three joint venture projects. Prior to January 1, 2002, E-Crete was considered to be a joint venture and was accounted for using proportionate consolidation. Following the increase in its ownership interest as described in Note 2, and other changes in conditions between the joint venture partners, the Company has fully consolidated E-Crete. Kamgold, a Russian joint stock company, in which Kinross held a 25% interest, was sold in August 2002.

      (A) OMOLON GOLD MINING COMPANY

      The Company owns a 54.7% interest in Omolon, a Russian joint stock company, which operates the Kubaka mine located in eastern Russia. A 50% interest was acquired as a result of the Kinam Gold Inc. ("Kinam") acquisition in 1998 and additional interests of 3.0% and 1.7% were acquired in December 1998 and 1999, respectively.The remaining shares are held by five Russian entities (the "Russian Shareholders").

      The Board of Directors of Omolon approves annual budgets, dividends, and major transactions prior to execution by management. Prior to July 2002, the Company had four of seven director votes.The remaining three director votes represent the Russian Shareholders. Also, prior to July 2002, the Russian Shareholders nominated the Chairman of the Board. All major transactions require a 75% majority of votes cast at any directors meeting.The shareholders are entitled to their pro-rata share of profits in the form of dividends and are obliged to make their pro-rata share of contributions if required. In 2002, two Russian Shareholders and the Magadan Administration on behalf of a third Russian Shareholder (who together hold 38.1% of the outstanding shares of Omolon) instituted separate legal proceedings against Omolon asserting that the original issuance of shares was flawed and therefore null and void. In addition, on September 4, 2002, one of the Russian Shareholders of Omolon who brought a lawsuit against Omolon obtained a court order to freeze $47.0 million of gold inventory and cash. This court order was appealed and on October 14, 2002, the amount of cash subject to the order was reduced to $22.3 million. On December 3, 2002, Omolon entered into purchase agreements with four of the five Russian Shareholders who collectively own 44.17% of Omolon's shares.The share purchase agreements require that all pending lawsuits against Omolon be withdrawn. In anticipation of completing the share repurchase transactions, the charter of Omolon was amended in July 2002 to eliminate the right of the Russian Shareholders to appoint the chairman and the voting procedures were changed to allow all shareholders to vote in accordance with their respective ownership interests.

      The Company continued to proportionately consolidate its investment in Omolon during 2002 as it did not have the ability to make strategic operating, investing and financing decisions without the influence of others.The Company will commence full consolidation of this investment in 2003 once the Omolon repurchase transactions have been completed and the litigation has been withdrawn (SEE NOTE 23).

      (B) COMPANIA MINERA MARICUNGA

      The Company owns a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean contractual mining company, which was acquired as a result of the Kinam acquisition in 1998. CMM owns the Refugio mine located in Central Chile. On June 1, 1999, the Company was appointed Operator of the Refugio mine and continues in that capacity.The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine.The investment in CMM was written-off during 2000 (SEE NOTE 15).

      The Board of Directors of CMM approves annual budgets, approves distributions and approves major transactions prior to execution by management.The Company has 50 votes of 100 on all matters to be decided by the Board of Directors. In addition, suspension and recommencement of operations require unanimous consent of the Board of Directors.The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

      (C) PORCUPINE JOINT VENTURE

      The Company owns a 49% interest in the Porcupine Joint Venture ("PJV"), which conducts mining, milling and exploration operations in the Timmins area of Ontario.As of July 1, 2002, the Company agreed to transfer to Placer Dome (CLA) Limited an undivided 51% interest in various owned and leased mineral properties, including the Hoyle Pond mine. Placer Dome (CLA) Limited agreed to transfer to the Company an undivided 49% interest in various owned and leased mineral properties. Under the PJV agreement, Placer Dome (CLA) Limited is the operator.

      The Management Committee of the PJV approves annual programs and budgets and approves major transactions prior to execution by management. The PJV participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

      The following table summarizes information contained in the consolidated financial statements relative to these joint venture interests:

      (D) SUMMARY OF JOINT VENTURE INFORMATION

                                                   2002        2001        2000
-------------------------------------------------------------------------------
Revenue                                        $  112.5    $   87.4    $   98.9
-------------------------------------------------------------------------------
Operating costs                                    55.3        57.9        66.4
Depreciation, depletion and amortization           25.1        21.6        30.9
Exploration                                         3.3         2.1         2.4
Interest                                            0.8         3.6         6.0
Write-down of property, plant and equipment           -           -        42.6
-------------------------------------------------------------------------------
                                                   84.5        85.2       148.3
-------------------------------------------------------------------------------
Income (loss) before taxes                     $   28.0    $    2.2    $  (49.4)
-------------------------------------------------------------------------------

Current assets                                 $   57.8    $   30.2    $   56.6
Property, plant and equipment, net                 87.6        39.4        53.2
-------------------------------------------------------------------------------
                                                  145.4        69.6       109.8
-------------------------------------------------------------------------------
Current liabilities                                20.6        20.3        40.0
Long-term liabilities                              12.1        13.1        33.2
-------------------------------------------------------------------------------
                                                   32.7        33.4        73.2
-------------------------------------------------------------------------------
Net investment in joint ventures               $  112.7    $   36.2    $   36.6
-------------------------------------------------------------------------------
Cash flow provided from operating activities   $   57.3    $   35.8    $   24.1
-------------------------------------------------------------------------------
Cash flow used in investing activities         $   (3.0)   $   (0.6)   $   (7.8)
-------------------------------------------------------------------------------
Cash flow used in financing activities         $   (1.6)   $  (21.9)   $  (20.2)
-------------------------------------------------------------------------------

      The following tables present financial information for the Company's ownership interest for each material entity the Company proportionately consolidates:

                                                      2002         2001         2000
------------------------------------------------------------------------------------
OMOLON GOLD MINING COMPANY
Revenue                                          $    69.2    $    67.8    $    67.8
------------------------------------------------------------------------------------
Operating costs                                       30.3         37.8         34.8
Depreciation, depletion and amortization              17.4         20.5         26.0
Exploration                                            1.3          2.1          2.3
Interest                                               0.5          2.9          4.8
------------------------------------------------------------------------------------
                                                      49.5         63.3         67.9
------------------------------------------------------------------------------------
Income (loss) before taxes                       $    19.7    $     4.5    $    (0.1)
------------------------------------------------------------------------------------

Current assets                                   $    46.5    $    23.8    $    47.0
Property, plant and equipment, net                    12.7         31.2         45.6
------------------------------------------------------------------------------------
                                                      59.2         55.0         92.6
------------------------------------------------------------------------------------
Current liabilities                                    9.5         18.1         34.7
Long-term liabilities                                  3.8          4.5         24.7
------------------------------------------------------------------------------------
                                                      13.3         22.6         59.4
------------------------------------------------------------------------------------

Net investment in joint venture                  $    45.9    $    32.4    $    33.2
------------------------------------------------------------------------------------
Cash flow provided from operating activities     $    39.6    $    37.7    $    23.3
------------------------------------------------------------------------------------
Cash flow used in investing activities           $    (0.1)   $    (0.4)   $    (0.1)
------------------------------------------------------------------------------------
Cash flow used in financing activities           $    (1.6)   $   (21.5)   $   (21.0)
------------------------------------------------------------------------------------

COMPANIA MINERA MARICUNGA

Revenue                                          $    14.8    $    19.5    $    26.7
------------------------------------------------------------------------------------
Operating costs                                        3.3         17.4         26.4
Depreciation, depletion and amortization                 -            -          3.9
Exploration                                            0.4            -            -
Interest                                               0.3          0.3          0.6
Write-down of property, plant and equipment              -            -         36.1
------------------------------------------------------------------------------------
                                                       4.0         17.7         67.0
------------------------------------------------------------------------------------
Income (loss) before taxes                       $    10.8    $     1.8    $   (40.3)
------------------------------------------------------------------------------------

Current assets                                   $     3.1    $     6.2    $     9.4
Property, plant and equipment, net                       -            -            -
------------------------------------------------------------------------------------
                                                       3.1          6.2          9.4

Current liabilities                                    6.0          1.7          4.8
Long-term liabilities                                  5.1          5.2          6.0
------------------------------------------------------------------------------------
                                                      11.1          6.9         10.8
------------------------------------------------------------------------------------
Net investment in joint venture                  $    (8.0)   $    (0.7)   $    (1.4)
------------------------------------------------------------------------------------
Cash flow provided from (used in) operating      $    14.3    $     2.2    $    (0.8)
activities
------------------------------------------------------------------------------------
Cash flow used in investing activities           $       -    $       -    $    (3.3)
------------------------------------------------------------------------------------
Cash flow used in financing activities           $       -    $    (0.4)   $    (2.0)
------------------------------------------------------------------------------------

                                                    2002      2001        2000
------------------------------------------------------------------------------
PORCUPINE JOINT VENTURE

Revenue                                          $  28.5   $     -     $     -
------------------------------------------------------------------------------
Operating costs                                     21.7         -           -
Depreciation, depletion and amortization             7.7         -           -
Exploration                                          1.6         -           -
Interest                                               -         -           -
Write-down of property, plant and equipment            -         -           -
------------------------------------------------------------------------------
                                                    31.0         -           -
------------------------------------------------------------------------------
Loss before taxes                                $  (2.5)  $     -     $     -
------------------------------------------------------------------------------

Current assets                                   $   8.2   $     -     $     -
Property, plant and equipment, net                  74.9         -           -
------------------------------------------------------------------------------
                                                    83.1         -           -
------------------------------------------------------------------------------
Current liabilities                                  5.3         -           -
Long-term liabilities                                3.1         -           -
------------------------------------------------------------------------------

                                                     8.4         -           -
Net investment in joint venture                  $  74.7   $     -     $     -
------------------------------------------------------------------------------
Cash flow provided from operating activities     $   3.4   $     -     $     -
------------------------------------------------------------------------------
Cash flow used in investing activities           $  (2.9)  $     -     $     -
------------------------------------------------------------------------------
Cash flow provided from financing acti$                -   $     -     $     -
------------------------------------------------------------------------------
E-CRETE, LLC

Revenue                                          $     -   $   0.1     $     -
------------------------------------------------------------------------------
Operating costs                                        -       2.5         1.3
Depreciation, depletion and amortization               -       1.1           -
Exploration                                            -         -           -
Interest                                               -       0.3           -
Write-down of property, plant and equipment            -         -           -
------------------------------------------------------------------------------
                                                       -       3.9         1.3
------------------------------------------------------------------------------
Income (loss) before taxes                       $     -   $  (3.8)    $  (1.3)
------------------------------------------------------------------------------
Current assets                                   $     -   $   0.2     $   0.2
Property, plant and equipment                          -       8.2         7.6
------------------------------------------------------------------------------
                                                       -       8.4         7.8
------------------------------------------------------------------------------
Current liabilities                                    -       0.5         0.5
Long-term liabilities                                  -       3.4         2.5
------------------------------------------------------------------------------
                                                       -       3.9         3.0
------------------------------------------------------------------------------
Net investment in joint venture                  $     -   $   4.5     $   4.8
------------------------------------------------------------------------------
Cash flow provided from operating activities     $     -   $  (4.1)    $  (0.3)
------------------------------------------------------------------------------
Cash flow used in investing activities           $     -   $  (0.2)    $  (4.3)
------------------------------------------------------------------------------
Cash flow provided from financing activities     $     -   $     -     $   2.8
------------------------------------------------------------------------------

8.    FINANCIAL INSTRUMENTS

      The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company's Board of Directors.The Company does not hold or issue derivative contracts for speculative or trading purposes.

      (A) COMMODITY RISK MANAGEMENT

      The profitability of the Company is directly related to the market price of gold and silver. The Company uses spot deferred contracts and fixed forward contracts to hedge against changes in commodity prices for a portion of its forecasted gold and silver production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. If delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as "contango").The Company uses written call options to economically hedge exposure to changes in spot gold prices.

      The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2002 are as follows:

                            SPOT DEFERRED                  CALL       AVERAGE
                                   OUNCES    AVERAGE    OPTIONS        STRIKE
EXPECTED YEAR OF DELIVERY          HEDGED      PRICE       SOLD         PRICE
                                 (OUNCES)              (OUNCES)
-----------------------------------------------------------------------------

2003                              137,500    $   278    100,000       $   320
2004                              137,500    $   278     50,000       $   340
2005                               37,500    $   296          -
-----------------------------------------------------------------------------
Total                             312,500               150,000
-----------------------------------------------------------------------------

      There were no silver commodity derivative contracts outstanding as at December 31, 2002.

      As at December 31, 2001, the Company had spot deferred contracts for 313,000 ounces of gold and call options sold for 200,000 ounces of gold.

      In February of 2001, the Company closed out 500,000 ounces of spot deferred contracts that were designated as hedges for 2001 to 2004 and realized a gain of $16.6 million on proceeds of $21.1 million.This gain has been deferred and is being included in income over the original delivery schedule of the various contracts.

      In August 2000, the Company closed out 150,000 ounces of gold forward sales contracts that were designated as hedges for 2001 and realized a gain of $4.7 million.This gain was deferred and was included in income over the original delivery schedule of the various contracts.

      (B) FOREIGN CURRENCY RISK MANAGEMENT

      All sales revenues for the Company are denominated in U.S. dollars.The Company is exposed to currency fluctuations on expenditures which are denominated in Canadian dollars, Russian rubles, Chilean pesos and other currencies. These potential currency fluctuations could have a significant impact on the cost of producing gold and thereby, the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to fix the exchange rates on future revenue flows.

      As at December 31, 2002, the Company has foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of CDN $25.8 million at an average exchange rate of 1.5175 (2001 - CDN $35.8 million at an average exchange rate of 1.4934).These contracts mature over a 12 month period ending December 2003.

      (C) INTEREST RATE RISK MANAGEMENT

      The Company is exposed to interest rate risk as a result of its issuance of variable rate debt.There are no interest rate hedging transactions outstanding as at December 31, 2002.

      (D) ENERGY PRICE RISK

      The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption, primarily at its Fort Knox and Kubaka mines.The potential fluctuations in crude oil prices could have a significant impact on the cost of producing gold and the profitability of the Company.This risk is reduced, from time to time, through the use of crude oil forward purchase contracts to lock in firmly committed future operating costs.

      As at December 31, 2002, the Company had no hedging agreements in place to purchase fuel. As at December 31, 2001, the Company had agreements to buy 28,500 barrels of crude oil forward at a price of $20.83 per barrel.

      (E) CREDIT RISK MANAGEMENT

      Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2002, the Company's gross credit exposure was $9.9 million (December 31, 2001 - $13.8 million).

      (F) FAIR VALUES OF FINANCIAL INSTRUMENTS

      Carrying values for primary financial instruments, including cash and cash equivalents, bullion settlements and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than convertible debentures and redeemable retractable preferred shares) approximates fair value primarily due to the floating rate nature of the debt instruments.

      The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at the respective balance sheet dates and, as at December 31, 2002 and 2001, was approximately $107.1 million (CDN $169.2 million) and $71.8 million (CDN $114.3 million), respectively. Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31.The following table represents the fair value (loss) relating to derivative contracts outstanding as at December 31:

                                                         2002       2001
      ------------------------------------------------------------------
      Gold and silver forward sales contracts (1)    $ (20.3)    $ (3.6)
      Foreign currency contracts (2)                    (0.8)      (1.5)

      (1) Based on a spot gold price of $343 and $277 per ounce as at December 31, 2002 and 2001, respectively.

      (2) Based on a Canadian Dollar exchange rate of 1.5796 and 1.5926 at December 31, 2002, and 2001, respectively.

      The fair value of written call options is recorded in the financial statements at each measurement date.


9.    LONG-TERM DEBT

                                                                             PRINCIPAL REPAYMENT SCHEDULE
                                                                                AS AT DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------
                                       INTEREST
                                       RATES          2001        2002       2003        2004        2005
---------------------------------------------------------------------------------------------------------
Kubaka project-financing debt          Variable   $    4.2    $    2.6   $    2.6    $      -      $    -
Fort Knox industrial revenue bonds     Variable       49.0        25.0       15.0        10.0           -
E-Crete project financing debt         Variable        3.3         3.8        3.8           -           -
Capital leases                         8.0%-9.5%       7.6         4.8        1.9         2.9           -
---------------------------------------------------------------------------------------------------------
                                                      64.1        36.2   $   23.3    $   12.9      $    -
                                                                         --------------------------------
Less current portion                                  33.1        23.3
----------------------------------------------------------------------
                                                  $   31.0   $    12.9
----------------------------------------------------------------------

      ALL LONG-TERM DEBT IS DENOMINATED IN US DOLLARS.

      The European Bank for Reconstruction and Development ("EBRD") and the U.S. Overseas Private Investment Corporation ("OPIC") provided project-financing debt on the Kubaka mine. As at December 31, 2000, this debt was $36.6 million. In 2001, Omolon repaid $28.9 million and in 2002 repaid $3.0 million leaving $4.75 million outstanding to EBRD as at December 31, 2002 .The Company's 54.7% proportionate share of these obligations is $2.6 million as at December 31, 2002 (December 31, 2001 - $4.2 million). Interest on the project-financing debt is variable based upon LIBOR and as at December 31, 2002 is approximately 5.8% per annum (December 31, 2001 - 6.2%). The project-financing debt became recourse solely to Omolon after completion tests were passed in late 1999.The project financing debt was originally scheduled to be repaid by December 15, 2001. However, the project financing debt loan has been extended until December 15, 2003.

      The solid waste disposal facility at the Fort Knox mine was financed by $71.0 million of tax-exempt industrial revenue bonds. The variable rate bonds, maturing in May 2009, were issued by the Alaska Industrial Development and Export Authority and are supported by a letter of credit issued by the Company pursuant to the syndicated credit facility.The floating interest rate on the bonds was approximately 1.3% as at December 31, 2002 (December 31, 2001 - 1.9%). On April 4, 2001, the Company repaid $22.0 million of principal leaving a balance then outstanding of $49.0 million. On January 2, 2002, the Company repaid $9.0 million of principal leaving a balance then outstanding of $40.0 million. On December 4, 2002, the Company repaid $15.0 million of principal leaving a balance outstanding at December 31, 2002 of $25.0 million.

      EXPIRING CREDIT FACILITY

      In March 2000, the Company arranged a syndicated credit facility for $110.0 million. The primary purpose of this facility is to provide credit support that enables the Company to issue letters of credit on the Fort Knox Industrial Revenue bonds.This facility matures in October 2, 2003. During the life of the credit facility the Company must either reduce its letters of credit according to an agreed upon amortization schedule or post cash in order to defease the debt.The assets of the Fort Knox mine have been pledged as collateral under this credit facility (SEE NOTE 17).

LOAN REPAYMENT SCHEDULE

                                                                     CREDIT
                                                                   FACILITY
DATE                                               REPAYMENT        BALANCE
---------------------------------------------------------------------------
December 2000                                      $       -       $   90.0
February 2001                                           20.0           70.0
January 2002                                            20.0           50.0
June 2002                                               20.0           30.0
October 2003                                Facility expires              -


      As at December 31, 2002, the credit facility had been reduced to $30.0 million. The letters of credit issued at December 31, 2002 were as follows:

PURPOSE                                                              AMOUNT
---------------------------------------------------------------------------
Credit Support for Fort Knox industrial revenue                     $  25.5
bonds
Credit Support E-Crete project financing                                3.9
Surety Bond Collateral                                                  4.0
Reclamation and other obligations                                       5.1
---------------------------------------------------------------------------
                                                                    $  38.5
---------------------------------------------------------------------------

      Cash of $8.5 million was posted with a financial institution in order to issue letters of credit in excess of the credit limit of the existing credit facility.

      In May 2000, E-Crete arranged a project finance loan which enabled it to finance construction of its first production plant in Phoenix, Arizona.The loan facility is guaranteed by a letter of credit issued pursuant to the syndicated credit facility.

      NEW CREDIT FACILITY

      On February 27, 2003, the Company entered into a new syndicated credit facility.The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million.

      The primary purpose of the credit facility is to enable the Company to issue letters of credit to various regulatory agencies to satisfy its financial assurance requirements.The assets of the Fort Knox mine and shares in various wholly-owned subsidiaries are pledged as collateral for this facility.

      CAPITAL LEASES

      The Company has capital leases for certain production equipment at its various operations. Interest on these leases ranges from 8.0% to 9.5% per annum.


10.   SITE RESTORATION COSTS

      Although the ultimate amount of site restoration costs is uncertain, the Company estimates this obligation at $70.4 million based on information currently available including closure plans and applicable regulations. As at December 31, 2002, the Company has accrued $57.0 million of this estimated obligation (December 31, 2001 - $55.6 million). In addition, the Company has posted bonds and letters of credit totaling $57.3 million as requested by various regulatory agencies. In view of uncertainties concerning future site restoration costs, ultimate costs could differ from the estimated amounts. Future changes, if any, in regulations and cost assumptions may be significant and will be recognized when applicable.


11.   CONVERTIBLE DEBENTURES

      On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million).The debentures bear interest at 5.5% per annum, mature on December 5, 2006 and, at the holders' option, are convertible into common shares of the Company at a conversion price of CDN $40.05 per share, being a rate of 24.9687 common shares per CDN $1,000 principal amount of debentures. Interest is payable in cash, however, the Company has the right to settle the principal amount by the issuance of common shares.The debentures were redeemable after June 30, 2000 until December 31, 2001 at par plus accrued and unpaid interest under certain conditions relating to the price of the common stock. On or after December 31, 2001, the debentures are redeemable at par plus accrued and unpaid interest. No debentures were redeemed in either 2002 or 2001.The Company may, at its option, elect to satisfy its obligation to pay the principal amount of the debentures upon redemption or at maturity by issuing and delivering to the holders, for each $1,000 principal amount of debentures, the greater of :

      o that number of common shares obtained by dividing such aggregate principal amount by 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the date on which notice of such election is first given; and

      o that number of common shares obtained by dividing such aggregate principal amount by 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the redemption date or the maturity date, as the case may be.

      The debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue.The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments.The difference between the debt component and the face value of the debentures is classified as equity, net of issue costs adjusted for income taxes.The equity component of the debentures, net of the value ascribed to the holders' option, is increased over the term to the full face value by charges to retained earnings (deficit).

      During 2000, the Company bought back $0.15 million (CDN $0.2 million) principal amount of the debentures for $0.07 million (CDN $0.1 million). No debentures were bought back in 2001 or 2002.

      As at December 31, 2002, the outstanding principal amount of the debentures was $123.8 million (CDN $195.6 million) (December 31, 2001 - $122.8 million (CDN $195.6 million)).


12.   REDEEMABLE RETRACTABLE PREFERRED SHARES

      As at December 31, 2002 and 2001, 384,613 redeemable retractable preferred shares are outstanding and held by a senior officer and director of the Company.

      The holder of the redeemable retractable preferred shares is entitled to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and, is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at any time redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption.The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price.


13.   CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

      The convertible preferred shares of subsidiary company comprise 1,840,000 shares of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares").The Kinam Preferred Shares are convertible into common shares of the Company at a conversion price of $30.92 per share (equivalent to a conversion rate of 1.6171 common shares for each preferred share), subject to adjustment in certain events.

      The Kinam Preferred Shares are redeemable at the option of the Company at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

      Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors.

      On July 12, 2001, the Company acquired 945,400 Kinam Preferred Shares in exchange for 8,062,164 common shares of the Company (SEE NOTE 14). On March 28, 2002, 652,992 Kinam Preferred Shares were acquired in a $16.00 per share cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002. During 2002, 350 Kinam Preferred Shares were tendered in exchange for 566 common shares of the Company, leaving 223,528 held by non-affiliated shareholders at December 31, 2002.

      No dividends were paid on the Kinam Preferred Shares during 2002 or 2001 (2000: $3.4 million). Due to low gold prices and reduced cash flow from operations, dividend payments on these shares were suspended in accordance with their terms in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-controlling shareholders of $2.2 million as at December 31, 2002 have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company.

      If all of the Kinam Preferred Shares owned by non-controlling shareholders were converted, an additional 361,467 common shares of the Company would be issued.

14.   COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

      The authorized share capital of the Company is comprised of an unlimited number of common shares.

      Under a special resolution of the shareholders of the Company on January 28, 2003, the shareholders authorized the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares.All share capital, share and option data have been retroactively restated to reflect the share consolidation (SEE NOTES 1 AND 23).

      A summary of common share and common share purchase warrants-transactions for each of the years in the three-year period ended December 31, 2002 is as follows:

                                                    2002                      2001                    2000
----------------------------------------------------------------------------------------------------------
                                    NUMBER                    Number                   Number
                                 OF SHARES                 of shares                of shares
                                 (MILLIONS)       AMOUNT   (MILLIONS)       Amount  (MILLIONS)      Amount
----------------------------------------------------------------------------------------------------------
Balance, January 1,                   111.5    $   945.7        100.3    $   913.2       100.1   $   920.3
Issued:
  Public offering                      24.3        102.2            -            -           -           -
  Upon acquisition of Kinam
    preferred shares                      -            -          8.1         23.2           -           -
  Under restricted share plan             -            -            -          0.1           -           -
  Under employee share purchase plan    0.2          0.9          0.4          0.8         0.7         1.8
  Under stock option plan               0.1          0.3            -            -           -           -
  Upon buy-back of common shares
    under normal course issuer bid        -            -            -            -        (1.2)      (10.3)
  Upon the acquisition of George/
    Goose Lake Gold Project               -            -          1.3          3.8           -           -
  Private placement for cash              -            -          1.4          4.6         0.7         1.4
  Value ascribed to common share
    purchase warrants                     -          9.4            -            -           -           -
----------------------------------------------------------------------------------------------------------
Balance, December 31,                 136.1    $ 1,058.5        111.5    $   945.7       100.3   $   913.2
----------------------------------------------------------------------------------------------------------

      On February 12, 2002, the Company issued 7,666,667 common shares from treasury for total proceeds, before costs of issue, of $19.5 million.

      On December 5, 2002, the Company issued 16,666,667 common shares and 25.0 million common share purchase warrants, for total proceeds, before costs of issue, of $97.7 million.Three common share purchase warrants can be exercised on or before December 5, 2007 for one common share at an exercise price of CDN $15.00.The fair value of the common share purchase warrants was $9.4 million.

      On July 12, 2001, the Company issued 8,062,164 common shares valued at $23.2 million to acquire 945,400 Kinam Preferred Shares plus rights to accrued but unpaid dividends with a book value of $48.9 million (SEE NOTE 13).The $25.7 million difference between the fair value of the Company's common stock on the date of announcement and the book value of the Kinam Preferred Shares owned by the non-controlling shareholders was applied against the carrying values of certain property, plant and equipment.

      On September 27, 2001, the Company issued 666,667 flow-through common shares under a private placement transaction, for cash consideration of $2.1 million. On December 10, 2001 an additional 750,000 flow-through common shares were issued under a private placement transaction for cash consideration of $2.5 million.

      On December 14, 2001, the Company issued 1,333,333 common shares to acquire a 100% interest in the George/Goose Lake gold project in Nunavut valued at $3.8 million.

      On December 22, 2000, the Company issued 666,667 flow-through common shares under a private placement transaction, for cash consideration of $1.4 million.

      Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures or fails to renounce the expenditures to the benefit of the holders of the shares, the Company will be subject to a penalty imposed by the Canada Customs and Revenue Agency equal to one-tenth of the unspent amount and, pursuant to the flow-through share subscription agreements, the Company will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

      As at December 31, 2002, 2001 and 2000, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $ nil, $4.6 million and $1.4 million, respectively.

      During 2000, the Company initiated normal course issuer bids for the purchase of common shares of the Company.

The excess of the stated of the shares purchased over their cost has been recorded as contributed capital surplus as follows:

                       NUMBER OF
                   COMMON SHARES
                       PURCHASED            COST OF       STATED     CONTRIBUTED
                      (MILLIONS)        ACQUISITION      CAPITAL         SURPLUS
--------------------------------------------------------------------------------
2000                        1.17          $     5.3    $    10.3      $      5.0

      SHARE PURCHASE PLAN

      The Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares.The plan allows employees to contribute up to a maximum of 10% of their base annual salary. In addition, the Company matches the employees' contributions. Quarterly, the Company issues from treasury common shares equal to the employees' contribution and the Company's contribution.The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter.The Company issued from treasury 0.2 million common shares pursuant to the plan during 2002 (2001 - 0.4 million).

      RESTRICTED SHARE PLAN

      On February 15, 2001, the Company approved the adoption of a restricted share plan.The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. The maximum number of common shares issuable under the restricted share plan is currently 271,667. A participant of this plan would have the right to receive cash instead of restricted shares upon exercise of the restricted share rights. As at December 31, 2002 and 2001, the Company had no restricted share rights outstanding.

      STOCK OPTION PLAN

      The Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares.The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and options granted before July 20, 2000 are exercisable as to 33.33% each year, commencing one year after the date of grant. Options granted from July 20, 2000 to September 19, 2001 are exercisable 50% immediately and 50% on or after the first anniversary date of such grant. Options granted to the Chairman, President and Directors, subsequent to September 19, 2001 are exercisable as to 33.33% each year commencing one year after the date of grant. Options granted to all other officers and employees, subsequent to September 19, 2001, are exercisable as to 50% each year commencing one year after the date of grant.The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the trading day prior to the grant of the option or, if no stock was traded on that day, on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2002 expire at various dates to December 12, 2007. As at December 31, 2002, 0.5 million common shares, in addition to those outstanding at year end, were available for granting of options.

      A summary of the status of the stock option plan as at December 31, 2002, 2001 and 2000 and changes during the years ended on those dates, after giving retroactive effect to the share consolidation referred to in Note 23, is as follows:

                                                2002          2001         2000
                                           (MILLIONS)    (MILLIONS)   (MILLIONS)
--------------------------------------------------------------------------------
Outstanding at beginning of year                 4.0           3.8          3.5
Exercised                                       (0.1)            -            -
Granted                                          0.5           0.5          1.2
Cancelled                                       (1.1)         (0.3)        (0.9)
--------------------------------------------------------------------------------
Outstanding at end of year                       3.3           4.0          3.8
--------------------------------------------------------------------------------

The following table summarizes information with respect to the stock options outstanding at December 31, 2002:

                                             OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------
                                 NUMBER                                         NUMBER
                            OUTSTANDING            WEIGHTED                EXERCISABLE
                                  AS AT             AVERAGE     WEIGHTED         AS AT      WEIGHTED
                            DECEMBER 31,          REMAINING      AVERAGE   DECEMBER 31,      AVERAGE
                                   2002         CONTRACTUAL     EXERCISE          2002      EXERCISE
RANGE OF EXERCISE PRICES         (000'S)               LIFE        PRICE        (000'S)        PRICE
----------------------------------------------------------------------------------------------------
$1.53 - $6.00                     2,680   2 years, 339 days      $  3.64         1,870       $  3.25
$6.01 - $12.00                      594            321 days      $  7.91           594       $  7.91
$12.01 - $28.11                      46    1 year, 233 days      $ 19.81            46       $ 20.65
----------------------------------------------------------------------------------------------------
                                  3,320                                        2,510
------------------------------------------------------------------------------------

      Effective January 1, 2002, the Company adopted the recommendations of the CICA for stock-based compensation and other stock-based payments.This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

      Under CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which is essentially the same as the U.S. pronouncement, SFAS 148, the Company's pro-forma net loss and loss per share under CDN GAAP would be as follows:

                                                               YEARS ENDED DECEMBER 31,
      ------------------------------------------------------------------------------------
      CDN GAAP                                                2002       2001        2000
      ------------------------------------------------------------------------------------
      Net loss applicable to common shares
         As reported                                      $  (38.2)  $  (44.0)  $  (132.6)
         Add stock compensation cost                          (2.0)      (1.1)       (2.4)
      ------------------------------------------------------------------------------------
         Pro-forma                                        $  (40.2)  $  (45.1)  $  (135.0)
      ------------------------------------------------------------------------------------
      Loss per share, basic and diluted (DOLLARS)
         As reported                                      $  (0.32)  $  (0.42)  $   (1.33)
         Pro-forma                                        $  (0.34)  $  (0.43)  $   (1.36)

      The fair value of the options granted during 2002, 2001 and 2000 is estimated to be $2.0 million, $1.1 million and $2.4 million, respectively.The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumption used for grants in 2002, 2001 and 2000: dividend yield of 0%; expected volatility of 70%, 61% and 57%, respectively; risk-free interest rates varying from 2.9% to 6.7%; and an expected life of five years.

      PER SHARE INFORMATION

      Basic loss per common share has been calculated using the weighted average number of common shares outstanding during the year, after giving retroactive effect to the three for one common share consolidation approved by shareholders on January 28, 2003. For the years ended December 31, 2002, 2001, and 2000, conversion or exercise of the convertible debentures, convertible preferred shares of subsidiary company, redeemable retractable preferred shares, stock options and common share purchase warrants would have no dilutive effect.


15.   WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OTHER NON-CASH CHARGES

      The Company annually reviews the carrying values of its portfolio of mining development and reclamation properties, including estimated costs for closure. Through this process the Company determined that the following assets had been impaired and therefore were written down to their estimated recoverable amount.

      The components of the write-downs are as follows:

                                                    2002       2001        2000
      -------------------------------------------------------------------------
      Refugio mine - producing mine                $   -    $     -    $   36.1
      Blanket mine - producing mine                    -       11.8           -
      Aginskoe project - development project           -          -         6.5
      Delamar property - reclamation project         5.7        4.3         7.2
      Haile property - reclamation project           0.6          -         0.1
      Macassa property - reclamation project           -          -         7.5
      Sleeper property - reclamation project         0.3          -         2.9
      Hayden Hill property - reclamation project       -          -         2.8
      Candelaria property - reclamation project        -          -         2.1
      Guanaco property - reclamation project           -          -         2.1
      Q.R. property - reclamation project            1.1          -         1.8
      Other                                            -          -         3.0
      -------------------------------------------------------------------------
                                                   $ 7.7    $  16.1    $   72.1
      -------------------------------------------------------------------------

      In the fourth quarter of 2002, following a comprehensive view of its mining properties on the basis set out in Note 1, the Company determined that the liabilities previously accrued to reclaim certain shutdown operations were insufficient and required a further $7.7 million accrual.These adjustments were required due to new and more stringent regulatory requirements for mine closure.The 2002 fourth quarter review was performed using a gold price assumption of $325 per ounce.

      In the fourth quarter of 2001, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the estimated cost to reclaim the DeLamar mine was insufficient and required a further $4.3 million accrual.This adjustment was required due to a reassessment of the amount of water to be reclaimed from this site. In addition, as a result of the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest, the Company has recorded a write-down of the carrying value of the Blanket mine by $11.8 million (including cash of $1.5 million). Furthermore, the current political situation in Zimbabwe and the related social and economic instability have prevented the Company from continuing to exercise control of its subsidiary in Zimbabwe, which operates the Blanket mine. Consequently, the imposition of severe foreign exchange and currency export restrictions and the uncertainty as to whether the Zimbabwean subsidiary had the ability to distribute its earnings, the Company has discontinued the consolidation of the Zimbabwean subsidiary effective December 31, 2001.The investment in the subsidiary is nil following the write-down of the Blanket mine described above.The 2001 fourth quarter review was performed using a gold price assumption of $300 per ounce.

      In the fourth quarter of 2000, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Refugio mine and other non-core assets and development projects (principally Aginskoe, DeLamar, Macassa, Guanaco, Sleeper, QR and Hayden Hill) were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totaling $72.1 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 2000 fourth quarter review was performed using a gold price assumption of $300 per ounce.

16.   INCOME AND MINING TAXES

      (A) The provision for (recovery of) income and mining taxes is as follows:

                                       2002       2001        2000
         ---------------------------------------------------------
         Income taxes
            Current
            Canada (1)              $   0.3   $    0.2    $    0.3
            Foreign                     6.2        2.7         4.1
            Future
            Canada                        -          -           -
            Foreign                       -          -           -
         Mining taxes
            Current - Canada              -          -           -
            Future - Canada               -          -        (3.5)
         ---------------------------------------------------------
                                    $   6.5   $    2.9    $    0.9
         ---------------------------------------------------------

         (1) Represents Large Corporations Tax.

      (B) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

                                                     2002       2001      2000
------------------------------------------------------------------------------
Combined statutory income tax rate                  (40.1)%    (41.1)%   (42.0)%
Increase (decrease) resulting from:
          Mining taxes                                  -          -      (2.9)
          Resource allowance and depletion            7.4        4.7       0.2
          Difference in foreign tax rates            (6.8)      10.2      12.0
          Non-recognition of benefit of losses       70.7       35.7      33.1
          Benefit of loss not previously recognized  (4.2)         -         -
          Other                                       1.3        0.6       0.4
------------------------------------------------------------------------------
Effective tax rate                                   28.3%      10.1%     0.8%
------------------------------------------------------------------------------

      (C) At December 31, 2002, the Company has Canadian net operating loss carryforwards of approximately $28.5 million which expire in 2006 through 2009. In addition, the Company has approximately $22.4 million of resource expenditures that are limited in their deduction to income from specific properties.

      (D) At December 31, 2002, the Company has U.S. net operating loss carryforwards of approximately $262.6 million and alternative minimum tax net operating losses of approximately $177.4 million expiring in 2004 through 2022.The use of the U.S. loss carryforwards will be limited in any given year as a result of previous changes in ownership of the Company.

      (E) At December 31, 2002, the Company has Chilean net operating loss carryforwards of approximately $150.6 million which do not expire.

      (F) At December 31, 2002, the Company has Australian net operating loss carryforwards of approximately $9.4 million which do not expire.

      (G) The following information summarizes the principal temporary differences and the related future tax effect.

                                                2002        2001       2000
---------------------------------------------------------------------------
Future tax assets
  Accrued expenses and other               $    4.2     $   4.4     $   5.1
  Site restoration cost accruals                9.3         5.9        10.5
  Deferred revenue                                -           -         1.4
  Alternative minimum tax credits               8.0         8.0         5.7
  Non-capital loss carryforwards              127.0       123.7       129.1
  Inventory capitalization                      0.2         0.2         0.5
---------------------------------------------------------------------------
  Gross future tax assets                     148.7       142.2       152.3

Future tax liabilities
  Property, plant and equipment                22.7        41.9        20.0
---------------------------------------------------------------------------
                                              126.0       100.3       132.3
Valuation allowance                           129.3       103.6       135.8
---------------------------------------------------------------------------
Net future tax liabilities                 $    3.3     $   3.3     $   3.5
---------------------------------------------------------------------------

17.   SEGMENTED INFORMATION

      The Company operates four gold mines: Fort Knox, located in Alaska; Kubaka (54.7% ownership), located in Russia; Blanket, located in Zimbabwe; and Refugio, located in Chile. In addition the Company has a 49% interest in the Porcupine Joint Venture, located in Ontario, an 88.8% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and corporate offices in Canada and the United States. As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

                                                     REPORTABLE OPERATING SEGMENTS
-------------------------------------------------------------------------------------------------------
                              PORCUPINE
                                  JOINT                                                                       CORPORATE
                                VENTURE       KUBAKA     FORT KNOX      BLANKET     REFUGIO     E-CRETE       AND OTHER       TOTAL
                                     (D)                                                                             (C)
-----------------------------------------------------------------------------------------------------------------------------------
AS AT DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2002
Mining revenue                 $   58.2      $  69.2     $   131.6      $     -     $   4.3     $     -       $   (2.3)    $  261.0
Operating costs                    38.6         28.6          99.2            -         3.9         3.2            1.3        174.8
Interest revenue                      -          0.2           -              -           -           -            1.3          1.5
Interest expense                      -          0.3           1.5            -         0.3         0.4            2.5          5.0
Depreciation, depletion and        16.4         20.1          54.9            -           -         1.1           (7.2)        85.3
amortization
Write-down of mineral                 -            -             -            -           -           -           (7.7)        (7.7)
properties
Segment profit (loss) (A)           1.3         21.3         (25.6)           -        12.3        (4.1)         (30.0)       (24.8)
Segment assets                     83.1         64.4         264.4            -         3.1         8.3          174.7 (B)    598.0
Capital expenditures                6.7          0.1          15.0            -           -         0.3            0.5         22.6

AS AT DECEMBER 31, 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2001

Mining revenue                 $   41.7     $   67.8     $   109.0      $  13.3     $  18.4     $     -       $   19.9     $  270.1
Operating costs                    29.1         34.1          82.9         11.2        17.4         2.6            3.4        180.7
Interest revenue                      -          2.2             -          0.1           -           -            2.9          5.2
Interest expense                      -          2.0           3.6            -         0.4         0.3            2.8          9.1
Depreciation, depletion and        13.2         24.0          42.9          2.3           -         1.1            2.3         85.8
amortization
Write-down of mineral                 -            -             -         11.8           -           -            4.3         16.1
properties
Segment profit (loss) (A)          (0.7)         8.7         (20.9)       (10.8)        1.7        (3.9)          (1.4)       (27.3)
Segment assets                     86.6         70.3         324.3            -         7.0         8.5           80.9 (B)    577.6
Capital expenditures                7.9          0.4          20.2          1.1           -         0.1            0.7         30.4

AS AT DECEMBER 31, 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2000

Mining revenue                 $   38.4     $   67.7     $   102.8      $   9.3     $  23.8     $     -       $   29.0     $  271.0
Operating costs                    33.7         33.7          74.8          8.4        26.4         1.3           11.3        189.6
Interest revenue                      -          2.1             -          0.5           -           -            6.6          9.2
Interest expense                      -          3.5           5.7            -         0.7           -            4.4         14.3
Depreciation, depletion and        13.1         30.8          31.9          2.2         3.9           -           11.3         93.2
amortization
Write-down of mineral                 -            -             -            -        36.1           -           36.0         72.1
properties
Segment profit (loss) (A)          (8.3)         2.2          (9.7)        (1.3)      (40.3)       (1.3)         (41.8)      (100.5)
Segment assets                     96.8        122.6         345.0         12.0         9.4         7.9          106.3 (B)    700.0
Capital expenditures               13.9          0.1          17.6          1.5         3.2         4.3            1.0         41.6

(A) Segment profit (loss) includes the write-down of property, plant and equipment.
(B) Includes $155.4 million (2001 - $64.4 million, 2000 - $53.4 million) in cash and cash equivalents held at the Corporate level.
(C) Includes Corporate and other non-core mining operations.
(D) 2001 and 2000 amounts are for the Hoyle Pond mine. 2002 amounts represent the Hoyle Pond mine from January 1 to June 30 and the
    49% interest in the Porcupine Joint Venture from July 1 to December 31.

RECONCILIATION OF REPORTABLE OPERATING SEGMENT (LOSS) PROFIT TO NET LOSS FOR THE
YEAR:

                                                                   2002        2001       2000
----------------------------------------------------------------------------------------------
Segment profit (loss)                                           $   5.2     $ (25.9)   $ (58.7)
Add (deduct) items not included in segment profit (loss):
   Corporate and other                                            (30.0)       (1.4)     (41.8)
----------------------------------------------------------------------------------------------
                                                                  (24.8)      (27.3)    (100.5)
Gain on sale of assets                                              2.7         1.2        4.1
Share in loss of investee companies                                (0.6)       (2.2)      (8.1)
Write-down of marketable securities and  investments long-term     (0.2)          -      (13.1)
Provision for income and mining taxes                              (6.5)       (2.9)      (0.9)
Dividends on convertible preferred shares of subsidiary company    (1.5)       (5.1)      (6.9)
----------------------------------------------------------------------------------------------
Net loss for the year                                           $ (30.9)    $ (36.3)  $ (125.4)
----------------------------------------------------------------------------------------------

ENTERPRISE-WIDE DISCLOSURE:

GEOGRAPHIC INFORMATION:

                                                              PROPERTY, PLANT
                                 MINING REVENUE                AND EQUIPMENT
-----------------------------------------------------------------------------
                           2002       2001         2000       2002       2001
-----------------------------------------------------------------------------
United States          $  128.0   $  123.3     $  123.9   $  234.7   $  289.8
Russia                     69.2       67.8         67.7       11.2       31.0
Chile                       4.3       18.7         28.1          -          -
Other                         -       13.3          9.3        5.2        5.3
-----------------------------------------------------------------------------
Total foreign             201.5      223.1        229.0      251.0      326.0
Canada                     59.5       47.0         42.0       78.9       88.9
-----------------------------------------------------------------------------
Total                  $  261.0   $  270.1     $  271.0   $  330.0   $  415.0
-----------------------------------------------------------------------------

      The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 2002, sales to five customers totaled $52.1 million, $41.3 million, $35.7 million, $34.1 million and $27.4 million, respectively. In 2001, sales to four customers totalled $46.5 million, $43.3 million, $32.0 million and $26.8 million, respectively. In 2000, sales to three customers totalled $42.3 million, $26.0 million and $24.6 million, respectively.


18.   EMPLOYEE PENSION AND RETIREMENT PLANS

      DEFINED CONTRIBUTION PENSION AND RETIREMENT PLANS:

      The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans the Company either contributes a set percentage of the employees salary into the plan or matches a percentage of the employees contributions.The employees are able to direct the contributions into a variety of investment funds offered by the plans. Company contributions to these plans amounted to $2.0 million in 2002, $2.1 million in 2001, and $2.2 million in 2000.

      DEFINED BENEFIT PENSION PLANS:

      In Canada, the Company has a defined benefit pension plan covering the hourly employees of the Macassa mine.The plan is currently in the process of being wound up effective November 30, 2001. It is expected that the Financial Services Commission of Ontario will approve the wind-up report early in 2003. No further benefit will be earned by employees under that plan and there were no material curtailment gains or losses that the Company was able to estimate at December 31, 2002.

      In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1, 1998 and all active employees were transferred into the Company's defined contribution pension plan. Benefits under these plans are based on either the employee's compensation prior to retirement or stated amounts for each year of service with the Company.The Company makes annual contributions to the plans in accordance with applicable provincial legislation for the Canadian plan and the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans.

Net annual pension expense includes the following components:

                                                        2002        2001        2000
      ------------------------------------------------------------------------------
      Service cost                                  $    0.1     $   0.1    $    0.1
      Interest cost                                      0.8         0.7         0.7
      Expected return on assets                         (0.9)       (0.8)       (0.8)
      Cost of settlement                                 0.8           -           -
      ------------------------------------------------------------------------------
      Net periodic expense                          $    0.8     $     -    $      -
      ------------------------------------------------------------------------------

The following table summarizes the change in benefit obligations:

                                                        2002        2001
      ------------------------------------------------------------------
      Benefit obligation, beginning of year         $   11.6     $  10.8
      Service cost                                       0.1         0.1
      Interest cost                                      0.8         0.7
      Actuarial loss                                     1.7         0.6
      Benefits paid                                     (3.3)       (0.6)
      ------------------------------------------------------------------
      Benefit obligation, end of year               $   10.9     $  11.6
      ------------------------------------------------------------------

The following table summarizes the funded status of the plans and the related amounts recognized in the Company's financial statements at December 31:

                                                         2002       2001
      ------------------------------------------------------------------
      Projected benefit obligations                 $   10.9     $  11.6
      Plan assets at fair value                         (9.6)      (10.3)
      ------------------------------------------------------------------
      Plan assets less than projected benefit
        obligations                                      1.3         1.3
      Unrecognized net loss                             (1.7)       (0.9)
      ------------------------------------------------------------------
      Accrued pension (asset) liability             $   (0.4)    $   0.4
      ------------------------------------------------------------------

The following table summarizes the change in fair value of plan assets:

                                                        2002        2001
      ------------------------------------------------------------------
      Fair value of plan assets, beginning of year  $   10.3     $   9.6
      Actual return                                      1.2         0.4
      Employer contributions                             1.7         1.0
      Benefits paid                                     (3.3)       (0.6)
      Other                                             (0.3)       (0.1)
      ------------------------------------------------------------------
      Fair value of plan assets, end of year        $    9.6     $  10.3
      ------------------------------------------------------------------

The following assumptions were used in calculating the funded status of the plans at December 31 and the pension cost for the subsequent year:

                                                        2002        2001
      ------------------------------------------------------------------
      Expected long-term rate of return on assets       7.5%        7.5%
      Discount rate                                     6.5%        7.0%
      Rate of increase in compensation levels            n/a         n/a

19.   POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

      The Company also provides certain health care and life insurance benefits to retired employees in the United States. The post-retirement health care plans are contributory in certain cases based upon years of service, age, and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify plan provisions at its discretion. Net periodic post-retirement costs for the years ended December 31, 2002, 2001 and 2000 were insignificant.

      The following table sets forth the status of the plans and the related amounts recognized in the Company's financial statements at December 31:

                                                                                     2002       2001
      ----------------------------------------------------------------------------------------------
      Accumulated post-retirement benefit obligation:
         Retirees                                                                 $   3.0    $   2.8
         Active plan participants                                                       -          -
      ----------------------------------------------------------------------------------------------
      Total accumulated post-retirement benefit obligation                            3.0        2.8
      Plan assets at fair value                                                         -          -
      ----------------------------------------------------------------------------------------------
      Accumulated post-retirement benefit obligation in excess of plan assets         3.0        2.8
      Unrecognized prior service cost                                                   -          -
      Unrecognized net loss                                                          (0.4)      (0.1)
      ----------------------------------------------------------------------------------------------
      Accrued post-retirement benefit liability                                   $   2.6    $   2.7
      ----------------------------------------------------------------------------------------------

      The accumulated post-retirement benefit obligation was determined using a weighted average annual discount rate of 6.5% in 2002 and 7.0% in 2001.The assumed health care trend rate for 2002 is 10.3% declining gradually to 5.5% in 2016 when Company costs associated with the plan are capped. A 1% increase in the health care cost trend rate used would have resulted in an insignificant increase in the 2002 post-retirement benefit cost and an increase of $0.3 million in the accumulated benefit obligation at December 31, 2002.

      POST-EMPLOYMENT BENEFITS

      The Company has a number of post-employment plans covering severance, disability income, and continuation of health and life insurance for disabled employees.At December 31, 2002 and 2001, the Company's liability for post-employment benefits totaled $1.4 million and $1.5 million, respectively, and is included in other liabilities.


20.   OPERATING LEASES

      The Company has a number of operating lease agreements primarily involving office space.The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes.The majority of the leases are cancellable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2002 are as follows (all amounts are in thousands of U.S. dollars):

      YEARS                     MINIMUM LEASE PAYMENTS
      ------------------------------------------------
      2003                               $         0.7
      2004                                         0.7
      2005                                         0.7
      2006                                         0.1
      Thereafter                                     -
      ------------------------------------------------
      Total minimum lease payments       $         2.2
      ------------------------------------------------

      Rent expense was $0.5 million, $0.6 and $0.4 million in 2002, 2001 and 2000, respectively.

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

      Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

                                                                                  RECOGNITION       ELIMINATION       ADDITIONAL
                                                                                  OF DEFERRED     OF EFFECTS OF        WRITEDOWN
                                                                                     EXCHANGE    RECOGNITION OF     OF PROPERTY,
                                                                             GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND
                                                                      UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER
                                                                   CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED              ASSETS                                                          (A)               (A)              (B)
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                 $ 170.6            $    -           $     -           $    -
AS AT DECEMBER 31, 2002   Restricted cash                              21.1                 -                 -                -
                          Accounts receivable                          15.5                 -                 -                -
                          Inventories                                  38.9                 -                 -                -
                          Marketable securities                         0.1                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                      246.2                 -                 -                -
                          Property, plant and equipment               330.0                 -                 -            (60.5)
                          Long-term investments                        11.8                 -                 -                -
                          Deferred charges and other assets            10.0                 -               0.8                -
                          --------------------------------------------------------------------------------------------------------
                                                                    $ 598.0            $    -           $   0.8           $(60.5)
                          --------------------------------------------------------------------------------------------------------
                          LIABILITIES
                          CURRENT LIABILITIE
                          Accounts payable and accrued liabilities  $  35.5            $    -           $     -           $    -
                          Current portion of long-term debt            23.3                 -                 -                -
                          Current portion of site restoration
                            cost accruals                              15.0                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                       73.8                 -                 -                -
                          Long-term debt                               12.9                 -                 -                -
                          Site restoration cost accruals               42.0                 -                 -                -
                          Future income and mining taxes                3.3                 -                 -                -
                          Deferred revenue                              4.5                 -                 -                -
                          Other long-term liabilities                   5.5                 -                 -                -
                          Debt component of convertible debentures     21.7                 -             102.1                -
                          Redeemable retractable preferred shares       2.5                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                      166.2                 -             102.1                -
                          --------------------------------------------------------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY   12.9                 -                 -                -
                          COMPANY
                          --------------------------------------------------------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                      1,058.5                 -                 -                -
                          Contributed surplus                          12.9                 -                 -                -
                          Equity component of convertible             132.3             (17.8)           (114.5)               -
                          debentures
                          Deficit                                    (761.4)             17.8              13.2            (60.5)
                          Cumulative translation adjustments          (23.4)                -                 -                -
                          Other comprehensive income (loss)               -                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                      418.9                 -            (101.3)           (60.5)
                          --------------------------------------------------------------------------------------------------------
                                                                    $ 598.0            $    -           $   0.8           $(60.5)
==================================================================================================================================

CONSOLIDATED              ASSETS                         (RESTATED - NOTE 1)              (A)               (A)               (B)
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                 $  81.0            $    -           $     -           $    -
AS AT DECEMBER 31, 2001   Restricted cash                                 -                 -                 -                -
                          Accounts receivable                          13.8                 -                 -                -
                          Inventories                                  42.4                 -                 -                -
                          Marketable securities                         1.5                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                      138.7                 -                 -                -
                          Property, plant and equipment               415.0                 -                 -            (60.5)
                          Long-term investments                        12.9                 -                 -                -
                          Deferred charges and other assets            11.0                 -               0.5                -
                          --------------------------------------------------------------------------------------------------------
                                                                   $  577.6            $    -           $   0.5           $(60.5)
                          ========================================================================================================
                          LIABILITIES
                          CURRENT LIABILITIES
                          Accounts payable and accrued liabilities$    31.0            $    -           $     -           $    -
                          Current portion of long-term debt            33.1                 -                 -                -
                          Current portion of site restoration
                            cost accruals                              12.6                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                       76.7                 -                 -                -
                          Long-term debt                               31.0                 -                 -                -
                          Site restoration cost accruals               43.0                 -                 -                -
                          Future income and mining taxes                3.3                 -                 -                -
                          Deferred revenue                              9.6                 -                 -                -
                          Other long-term liabilities                   6.0                 -                 -                -
                          Debt component of convertible debentures     26.0                 -              96.8                -
                          Redeemable retractable preferred shares       2.4                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                      198.0                 -              96.8                -
                          --------------------------------------------------------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY   48.0                 -                 -                -
                          COMPANY
                          --------------------------------------------------------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                        945.7                 -                 -                -
                          Contributed surplus                          12.9                 -                 -                -
                          Equity component of convertible             124.8             (18.1)           (106.7)               -
                          debentures
                          Deficit                                    (723.2)             18.1              10.4            (60.5)
                          Cumulative translation adjustments          (28.6)                -                 -                -
                          Other comprehensive income (loss)               -                 -                 -                -
                          --------------------------------------------------------------------------------------------------------
                                                                      331.6                 -             (96.3)           (60.5)
                          --------------------------------------------------------------------------------------------------------
                                                                   $  577.6            $    -           $   0.5           $(60.5)
                          ========================================================================================================


                                                                                   REDUCTION IN                              GAINS
                                                                                  DEPRECIATION,                      ON MARKETABLE
                                                                                  DEPLETION AND       REVERSAL OF       SECURITIES
                                                                                   AMORTIZATION      1991 DEFICIT    AND LONG-TERM
                                                                                UNDER U.S. GAAP       ELIMINATION      INVESTMENTS
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED              ASSETS                                                            (B)               (C)           (D, J)
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                                     $     -             $   -           $    -
AS AT DECEMBER 31, 2002   Restricted cash                                                     -                 -                -
                          Accounts receivable                                                 -                 -                -
                          Inventories                                                         -                 -                -
                          Marketable securities                                               -                 -              0.1
                          ---------------------------------------------------------------------------------------------------------
                                                                                              -                 -              0.1
                          Property, plant and equipment                                    26.0                 -                -
                          Long-term investments                                               -                 -             77.8
                          Deferred charges and other assets                                   -                 -                -
                          ---------------------------------------------------------------------------------------------------------
                                                                                        $  26.0           $     -           $ 77.9
                          ---------------------------------------------------------------------------------------------------------
                          LIABILITIES
                          CURRENT LIABILITIES
                          Accounts payable and accrued liabilities                      $    -            $     -           $    -
                          Current portion of long-term debt                                  -                  -                -
                          Current portion of site restoration
                            cost accruals                                                    -                  -                -
                          ---------------------------------------------------------------------------------------------------------
                                                                                             -                  -                -
                          Long-term debt                                                     -                  -                -
                          Site restoration cost accruals                                     -                  -                -
                          Future income and mining taxes                                     -                  -                -
                          Deferred revenue                                                   -                  -                -
                          Other long-term liabilities                                        -                  -                -
                          Debt component of convertible debentures                           -                  -                -
                          Redeemable retractable preferred shares                            -                  -                -
                          ---------------------------------------------------------------------------------------------------------
                                                                                             -                  -                -
                          ---------------------------------------------------------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY                         -                  -                -
                          COMPANY
                          ---------------------------------------------------------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                                               -                5.3                -
                          Contributed surplus                                                -                  -                -
                          Equity component of convertible                                    -                  -                -
                          debentures
                          Deficit                                                         26.0               (5.3)            42.5
                          Cumulative translation adjustments                                 -                  -                -
                          Other comprehensive income (loss)                                  -                  -             35.4
                          ---------------------------------------------------------------------------------------------------------
                                                                                          26.0                  -             77.9
                          ---------------------------------------------------------------------------------------------------------
                                                                                       $  26.0              $   -           $ 77.9
===================================================================================================================================

CONSOLIDATED              ASSETS                                                           (B)                (C)            (D,J)
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                                    $     -              $   -           $    -
AS AT DECEMBER 31, 2001   Restricted cash                                                    -                  -                -
                          Accounts receivable                                                -                  -                -
                          Inventories                                                        -                  -                -
                          Marketable securities                                              -                  -              0.3
                          ---------------------------------------------------------------------------------------------------------
                                                                                             -                  -              0.3
                          Property, plant and equipment                                   17.9                  -                -
                          Long-term investments                                              -                  -              4.6
                          Deferred charges and other assets                                  -                  -                -
                          ---------------------------------------------------------------------------------------------------------
                                                                                       $  17.9              $   -           $  4.9
                          =========================================================================================================
                          LIABILITIES
                          CURRENT LIABILITIES
                          Accounts payable and accrued liabilities$                    $     -              $   -           $    -
                          Current portion of long-term debt                                  -                  -                -
                          Current portion of site restoration
                            cost accruals                                                    -                  -                -
                          ---------------------------------------------------------------------------------------------------------
                                                                                             -                  -                -
                          Long-term debt                                                     -                  -                -
                          Site restoration cost accruals                                     -                  -                -
                          Future income and mining taxes                                     -                  -                -
                          Deferred revenue                                                   -                  -                -
                          Other long-term liabilities                                        -                  -                -
                          Debt component of convertible debentures                           -                  -                -
                          Redeemable retractable preferred shares                            -                  -                -
                          ---------------------------------------------------------------------------------------------------------
                                                                                             -                  -                -
                          ---------------------------------------------------------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY                         -                  -                -
                          COMPANY
                          ---------------------------------------------------------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                                               -                5.3                -
                          Contributed surplus                                                -                  -                -
                          Equity component of convertible                                    -                  -                -
                          debentures
                          Deficit                                                         17.9               (5.3)               -
                          Cumulative translation adjustments                                 -                  -                -
                          Other comprehensive income (loss)                                  -                  -              4.9
                          ---------------------------------------------------------------------------------------------------------
                                                                                          17.9                  -              4.9
                          ---------------------------------------------------------------------------------------------------------
                                                                                       $  17.9              $   -           $  4.9
                          =========================================================================================================



                                                                                                         RECLASSI-
                                                                                                       FICATION OF
                                                                                             FLOW       CUMULATIVE
                                                                          EFFECT OF       THROUGH      TRANSLATION     TO ADJUST TO
                                                                           SFAS 133        SHARES      ADJUSTMENTS     EQUITY BASIS
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED              ASSETS                                                (E)           (F)              (H)              (I)
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                          $    -        $    -            $   -         $ (29.4)
AS AT DECEMBER 31, 2002   Restricted cash                                         -             -                -               -
                          Accounts receivable                                     -             -                -             1.9
                          Inventories                                             -             -                -           (14.2)
                          Marketable securities                                   -             -                -               -
                          ---------------------------------------------------------------------------------------------------------
                                                                                  -             -                -           (41.7)
                          Property, plant and equipment                           -             -                -            (9.8)
                          Long-term investments                                   -             -                -            45.9
                          Deferred charges and other assets                       -             -                -            (2.9)
                          ---------------------------------------------------------------------------------------------------------
                                                                             $    -        $    -            $   -         $  (8.5)
                          ---------------------------------------------------------------------------------------------------------
                          LIABILITIES
                          CURRENT LIABILITIES
                          Accounts payable and accrued liabilities           $ 21.1        $    -            $   -         $  (1.8)
                          Current portion of long-term debt                       -             -                -            (2.6)
                          Current portion of site restoration
                            cost accruals                                         -             -                -            (0.3)
                          ---------------------------------------------------------------------------------------------------------
                                                                               21.1             -                -            (4.7)
                          Long-term debt                                          -             -                -               -
                          Site restoration cost accruals                          -             -                -            (3.8)
                          Future income and mining taxes                          -             -                -               -
                          Deferred revenue                                     (4.5)            -                -               -
                          Other long-term liabilities                             -             -                -               -
                          Debt component of convertible debentures                -             -                -               -
                          Redeemable retractable preferred shares                 -             -                -               -
                          ---------------------------------------------------------------------------------------------------------
                                                                               16.6             -                -            (8.5)
                          ---------------------------------------------------------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY              -             -                -               -
                          COMPANY
                          ---------------------------------------------------------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                                    -          (1.1)               -               -
                          Contributed surplus                                     -             -                -               -
                          Equity component of convertible                         -             -                -               -
                          debentures
                          Deficit                                              (1.9)          1.1                -               -
                          Cumulative translation adjustments                      -             -             23.4               -
                          Other comprehensive income (loss)                   (14.7)            -            (23.4)              -
                          ---------------------------------------------------------------------------------------------------------
                                                                              (16.6)            -                -               -
                          ---------------------------------------------------------------------------------------------------------
                                                                             $    -        $    -           $    -         $  (8.5)
===================================================================================================================================

CONSOLIDATED              ASSETS                                                 (E)          (F)              (H)              (I)
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                          $    -        $ (4.6)          $    -         $  (5.5)
AS AT DECEMBER 31, 2001   Restricted cash                                         -           4.6                -               -
                          Accounts receivable                                     -             -                -             5.7
                          Inventories                                             -             -                -           (15.6)
                          Marketable securities                                   -             -                -               -
                          ---------------------------------------------------------------------------------------------------------
                                                                                  -             -                -           (15.4)
                          Property, plant and equipment                           -             -                -           (26.9)
                          Long-term investments                                   -             -                -            32.4
                          Deferred charges and other assets                       -             -                -            (4.3)
                          ---------------------------------------------------------------------------------------------------------
                                                                             $    -        $    -           $    -         $ (14.2)
                          =========================================================================================================
                          LIABILITIES
                          CURRENT LIABILITIES
                          Accounts payable and accrued liabilities$          $  4.6        $  1.1           $    -         $  (6.4)
                          Current portion of long-term debt                       -             -                -            (4.2)
                          Current portion of site restoration
                            cost accruals                                         -             -                -            (1.9)
                          ---------------------------------------------------------------------------------------------------------
                                                                                4.6           1.1                -           (12.5)
                          Long-term debt                                          -             -                -            (0.2)
                          Site restoration cost accruals                          -             -                -            (1.5)
                          Future income and mining taxes                          -             -                -               -
                          Deferred revenue                                     (9.6)            -                -               -
                          Other long-term liabilities                             -             -                -               -
                          Debt component of convertible debentures                -             -                -               -
                          Redeemable retractable preferred shares                 -             -                -               -
                          ---------------------------------------------------------------------------------------------------------
                                                                               (5.0)          1.1                -           (14.2)
                          ---------------------------------------------------------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY              -             -                -               -
                          COMPANY
                          ---------------------------------------------------------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                                    -          (1.1)               -               -
                          Contributed surplus                                     -             -                -               -
                          Equity component of convertible                         -             -                -               -
                          debentures
                          Deficit                                              (3.9)            -                -               -
                          Cumulative translation adjustments                      -             -             28.6               -
                          Other comprehensive income (loss)                     8.9             -            (28.6)              -
                          ---------------------------------------------------------------------------------------------------------
                                                                                5.0          (1.1)               -               -
                          ---------------------------------------------------------------------------------------------------------
                                                                             $    -        $    -           $    -         $ (14.2)
                          =========================================================================================================

                                                                           UNDER
                                                                       U.S. GAAP
-------------------------------------------------------------------------------
CONSOLIDATED              ASSETS
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                    $  141.2
AS AT DECEMBER 31, 2002   Restricted cash                                  21.1
                          Accounts receivable                              17.4
                          Inventories                                      24.7
                          Marketable securities                             0.2
                          ------------------------------------------------------
                                                                       $  204.6
                          Property, plant and equipment                   285.7
                          Long-term investments                           135.5
                          Deferred charges and other assets                 7.9
                          ------------------------------------------------------
                                                                       $  633.7
                          ------------------------------------------------------
                          LIABILITIES
                          CURRENT LIABILITIES
                          Accounts payable and accrued liabilities     $   54.8
                          Current portion of long-term debt                20.7
                          Current portion of site restoration
                            cost accruals                                  14.7
                          ------------------------------------------------------
                                                                           90.2
                          Long-term debt                                   12.9
                          Site restoration cost accruals                   38.2
                          Future income and mining taxes                    3.3
                          Deferred revenue                                    -
                          Other long-term liabilities                       5.5
                          Debt component of convertible debentures        123.8
                          Redeemable retractable preferred shares           2.5
                          ------------------------------------------------------
                                                                          276.4
                          ------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
                            COMPANY                                        12.9
                          ------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                          1,062.7
                          Contributed surplus                              12.9
                          Equity component of convertible                     -
                          debentures
                          Deficit                                        (728.5)
                          Cumulative translation adjustments                  -
                          Other comprehensive income (loss)                (2.7)
                          ------------------------------------------------------
                                                                          344.4
                          ------------------------------------------------------
                                                                       $  633.7
================================================================================

CONSOLIDATED              ASSETS                     (RESTATED - NOTE 1)
BALANCE SHEET             CURRENT ASSETS
                          Cash and cash equivalents                    $   70.9
AS AT DECEMBER 31, 2001   Restricted cash                                   4.6
                          Accounts receivable                              19.5
                          Inventories                                      26.8
                          Marketable securities                             1.8
                          ------------------------------------------------------
                                                                          123.6
                          Property, plant and equipment                   345.5
                          Long-term investments                            49.9
                          Deferred charges and other assets                 7.2
                          -----------------------------------------------------
                                                                       $  526.2
                          =====================================================
                          LIABILITIES
                          CURRENT LIABILITIES
                          Accounts payable and accrued liabilities$    $   30.3
                          Current portion of long-term debt                28.9
                          Current portion of site restoration
                            cost accruals                                  10.7
                          ------------------------------------------------------
                                                                           69.9
                          Long-term debt                                   30.8
                          Site restoration cost accruals                   41.5
                          Future income and mining taxes                    3.3
                          Deferred revenue                                    -
                          Other long-term liabilities                       6.0
                          Debt component of convertible debentures        122.8
                          Redeemable retractable preferred shares           2.4
                          -----------------------------------------------------
                                                                          276.7
                          ------------------------------------------------------
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
                            COMPANY                                        48.0
                          ------------------------------------------------------
                          COMMON SHAREHOLDERS' EQUITY
                          Common share capital                            949.9
                          Contributed surplus                              12.9
                          Equity component of convertible                     -
                          debentures
                          Deficit                                        (746.5)
                          Cumulative translation adjustments                  -
                          Other comprehensive income (loss)               (14.8)
                          ------------------------------------------------------
                                                                          201.5
                          ------------------------------------------------------
                                                                       $  526.2
                          ======================================================

84                                                                            85


                                                                                     RECOGNITION       ELIMINATION       ADDITIONAL
                                                                                     OF DEFERRED     OF EFFECTS OF        WRITEDOWN
                                                                                        EXCHANGE    RECOGNITION OF     OF PROPERTY,
                                                                                GAINS AND LOSSES  EQUITY COMPONENT        PLANT AND
                                                                         UNDER    ON CONVERTIBLE    OF CONVERTIBLE  EQUIPMENT UNDER
                                                                      CDN GAAP        DEBENTURES        DEBENTURES        U.S. GAAP
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED            REVENUE                                                              (A)               (A)              (B)
STATEMENTS              Mining revenue                                 $ 261.0            $    -            $    -           $    -
OF OPERATIONS           Interest and other income                         16.9                 -                 -                -
                        Mark to market (loss) on call options             (2.7)                -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                                                                         275.2                 -                 -                -
FOR THE YEAR ENDED      -----------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002       EXPENSES
                        Operating                                        174.8                 -                 -                -
                        General and administrative                        11.3                 -                 -                -
                        Exploration                                       11.6                 -                 -                -
                        Depreciation, depletion and amortization          85.3                 -                 -                -
                        Gain on sale of assets                            (2.7)                -                 -                -
                        Foreign exchange loss                              4.3               0.3                 -                -
                        Interest expense on long-term liabilities          5.0                 -               4.5                -
                        Write-down of marketable securities and            0.2                 -                 -                -
                        long-term investments
                        Write-down of property, plant and equipment        7.7                 -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                                                                         297.5               0.3               4.5                -
                        -----------------------------------------------------------------------------------------------------------
                                                                         (22.3)             (0.3)             (4.5)               -
                        Share in income (loss) of investee companies      (0.6)                -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) BEFORE TAXES AND DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY     (22.9)             (0.3)             (4.5)               -
                          COMPANY
                        Provision for income and mining taxes             (6.5)                -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) FOR THE YEAR BEFORE DIVIDENDS
                          ON CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                             (29.4)             (0.3)             (4.5)               -
                        DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
                         OF SUBSIDIARY COMPANY                            (1.5)                -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                        NET INCOME (LOSS) FOR THE YEAR                   (30.9)             (0.3)             (4.5)               -
                        INCREASE IN EQUITY COMPONENT
                          OF CONVERTIBLE DEBENTURES                       (7.3)                -               7.3                -
                        ===========================================================================================================
                        NET INCOME (LOSS) FOR THE YEAR ATTRIBUTABLE
                          TO COMMON SHAREHOLDERS                       $ (38.2)           $ (0.3)           $  2.8           $    -
                        -----------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) PER SHARE
                        Basic and diluted                              $ (0.32)
                        WEIGHTED AVERAGE NUMBER OF COMMON SHARES
                          OUTSTANDING (MILLIONS)                         119.7
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED            REVENUE                      (RESTATED - NOTE 1)                     (A)               (A)              (B)

STATEMENTS              Mining revenue                                 $ 270.1            $    -            $    -           $    -
OF OPERATIONS           Interest and other income                          9.3                 -                 -                -
                        Mark-to-market gain on call options                3.5                 -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                                                                         282.9                 -                 -                -
FOR THE YEAR ENDED      -----------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001       EXPENSES
                        Operating                                        180.7                 -                 -                -
                        General and administrative                        10.1                 -                 -                -
                        Exploration                                        7.9                 -                 -                -
                        Depreciation, depletion and amortization          85.8                 -                 -                -
                        Gain on sale of assets                            (1.2)                -                 -                -
                        Foreign exchange loss (gain)                       0.5              (5.9)                -                -
                        Interest expense on long-term liabilities          9.1                 -               4.1                -
                        Write-down of marketable securities and              -                 -                 -                -
                        long-term investments
                        Write-down of property, plant and equipment       16.1                 -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                                                                         309.0              (5.9)              4.1                -
                        -----------------------------------------------------------------------------------------------------------
                                                                         (26.1)              5.9              (4.1)               -
                        Share in loss of investee companies               (2.2)                -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                        LOSS BEFORE TAXES AND DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                             (28.3)              5.9              (4.1)               -
                        Provision for income and mining taxes             (2.9)                -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                        LOSS FOR THE YEAR BEFORE DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                             (31.2)              5.9              (4.1)               -
                        DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
                          OF SUBSIDIARY COMPANY                           (5.1)                -                 -                -
                        -----------------------------------------------------------------------------------------------------------
                        NET LOSS FOR THE YEAR                            (36.3)              5.9              (4.1)               -
                        INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
                          DEBENTURES                                      (7.7)                -               7.7                -
                        -----------------------------------------------------------------------------------------------------------
                        NET LOSS FOR THE YEAR ATTRIBUTABLE TO
                          COMMON SHAREHOLDERS                          $ (44.0)           $  5.9            $  3.6           $    -
                        -----------------------------------------------------------------------------------------------------------
                        LOSS PER SHARE
                        Basic and diluted                              $ (0.42)
                        WEIGHTED AVERAGE NUMBER OF COMMON SHARES
                          OUTSTANDING (MILLIONS)                         104.5


                                                                                 REDUCTION IN                              GAINS
                                                                                DEPRECIATION,                      ON MARKETABLE
                                                                                DEPLETION AND      REVERSAL OF        SECURITIES
                                                                                 AMORTIZATION     1991 DEFICIT     AND LONG-TERM
                                                                              UNDER U.S. GAAP      ELIMINATION       INVESTMENTS
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED            REVENUE                                                           (B)               (C)           (D, J)

STATEMENTS              Mining revenue                                                 $    -            $   -            $    -
OF OPERATIONS           Interest and other income                                           -                -              42.5
                        Mark to market (loss) on call options                               -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                                                                                            -                -              42.5
FOR THE YEAR ENDED      ----------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002       EXPENSES
                        Operating                                                           -                -                 -
                        General and administrative                                          -                -                 -
                        Exploration                                                         -                -                 -
                        Depreciation, depletion and amortization                         (8.1)               -                 -
                        Gain on sale of assets                                              -                -                 -
                        Foreign exchange loss                                               -                -                 -
                        Interest expense on long-term liabilities                           -                -                 -
                        Write-down of marketable securities and                             -                -                 -
                        long-term investments
                        Write-down of property, plant and equipment                         -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                                                                                         (8.1)               -                 -
                        ----------------------------------------------------------------------------------------------------------
                                                                                          8.1                -              42.5
                        Share in income (loss) of investee companies                        -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) BEFORE TAXES AND DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY                      8.1                -              42.5
                          COMPANY
                        Provision for income and mining taxes                               -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) FOR THE YEAR BEFORE DIVIDENDS
                          ON CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                                              8.1                -              42.5
                        DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
                         OF SUBSIDIARY COMPANY                                              -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                        NET INCOME (LOSS) FOR THE YEAR                                    8.1                -              42.5
                        INCREASE IN EQUITY COMPONENT
                          OF CONVERTIBLE DEBENTURES                                         -                -                 -
                        ==========================================================================================================
                        NET INCOME (LOSS) FOR THE YEAR ATTRIBUTABLE
                          TO COMMON SHAREHOLDERS                                       $  8.1            $   -            $ 42.5
                        ----------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) PER SHARE
                        Basic and diluted
                        WEIGHTED AVERAGE NUMBER OF COMMON SHARES
                          OUTSTANDING (MILLIONS)
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED            REVENUE                             (RESTATE - NOTE 1)            (B)               (C)            (D,J)

STATEMENTS              Mining revenue                                                 $    -            $   -            $    -
OF OPERATIONS           Interest and other income                                           -                -                 -
                        Mark-to-market gain on call options                                 -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                                                                                            -                -                 -
FOR THE YEAR ENDED      ----------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001       EXPENSES
                        Operating                                                           -                -                 -
                        General and administrative                                          -                -                 -
                        Exploration                                                         -                -                 -
                        Depreciation, depletion and amortization                         (6.1)               -                 -
                        Gain on sale of assets                                              -                -                 -
                        Foreign exchange loss (gain)                                        -                -                 -
                        Interest expense on long-term liabilities                           -                -                 -
                        Write-down of marketable securities and                             -                -                 -
                        long-term investments
                        Write-down of property, plant and equipment                         -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                                                                                         (6.1)               -                 -
                        ----------------------------------------------------------------------------------------------------------
                                                                                          6.1                -                 -
                        Share in loss of investee companies                                 -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                        LOSS BEFORE TAXES AND DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                                              6.1                -                 -
                        Provision for income and mining taxes                               -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                        LOSS FOR THE YEAR BEFORE DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                                              6.1                -                 -
                        DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
                          OF SUBSIDIARY COMPANY                                             -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                        NET LOSS FOR THE YEAR                                             6.1                -                 -
                        INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
                          DEBENTURES                                                        -                -                 -
                        ----------------------------------------------------------------------------------------------------------
                        NET LOSS FOR THE YEAR ATTRIBUTABLE TO
                          COMMON SHAREHOLDERS                                          $  6.1            $   -            $    -
                        ----------------------------------------------------------------------------------------------------------
                        LOSS PER SHARE
                        Basic and diluted
                        WEIGHTED AVERAGE NUMBER OF COMMON SHARES
                          OUTSTANDING (MILLIONS)



                                                                                             RECLASSI-
                                                                                            ICATION OF
                                                                                      FLOW  CUMULATIVE
                                                                     EFFECT OF     THROUGH  RANSLATION  O ADJUST TO         UNDER
                                                                      SFAS 133      SHARES  DJUSTMENTS  QUITY BASIS     U.S. GAAP
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED            REVENUE                                            (E)         (F)         (H)          (I)

STATEMENTS              Mining revenue                                 $     -      $    -      $    -   $   (69.2)     $   191.8
OF OPERATIONS           Interest and other income                          2.0         1.1           -         3.1           65.6
                        Mark to market (loss) on call options                -           -           -           -           (2.7)
                        ---------------------------------------------------------------------------------------------------------
                                                                           2.0         1.1           -       (66.1)         254.7
FOR THE YEAR ENDED      ---------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002       EXPENSES
                        Operating                                            -           -           -       (27.2)         147.6
                        General and administrative                           -           -           -           -           11.3
                        Exploration                                          -           -           -        (1.3)          10.3
                        Depreciation, depletion and amortization             -           -           -       (17.4)          59.8
                        Gain on sale of assets                               -           -           -           -           (2.7)
                        Foreign exchange loss                                -           -           -        (0.2)           4.4
                        Interest expense on long-term liabilities            -           -           -        (0.3)           9.2
                        Write-down of marketable securities and              -           -           -           -            0.2
                        long-term investments
                        Write-down of property, plant and equipment          -           -           -           -            7.7
                        ---------------------------------------------------------------------------------------------------------
                                                                             -           -           -       (46.4)         247.8
                        ---------------------------------------------------------------------------------------------------------
                                                                           2.0         1.1           -       (19.7)           6.9
                        Share in income (loss) of investee companies         -           -           -        13.5           12.9
                        ---------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) BEFORE TAXES AND DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY       2.0         1.1           -        (6.2)          19.8
                          COMPANY
                        Provision for income and mining taxes                -           -           -         6.2           (0.3)
                        ---------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) FOR THE YEAR BEFORE DIVIDENDS
                          ON CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                               2.0         1.1           -           -           19.5
                        DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
                         OF SUBSIDIARY COMPANY                               -           -           -           -           (1.5)
                        ---------------------------------------------------------------------------------------------------------
                        NET INCOME (LOSS) FOR THE YEAR                     2.0         1.1           -           -           18.0
                        INCREASE IN EQUITY COMPONENT
                          OF CONVERTIBLE DEBENTURES                          -           -           -           -              -
                        =========================================================================================================
                        NET INCOME (LOSS) FOR THE YEAR ATTRIBUTABLE
                          TO COMMON SHAREHOLDERS                       $   2.0      $  1.1      $    -   $       -      $    18.0
                        ---------------------------------------------------------------------------------------------------------
                        INCOME (LOSS) PER SHARE
                        Basic and diluted                                                                               $    0.15
                        WEIGHTED AVERAGE NUMBER OF COMMON SHARES
                          OUTSTANDING (MILLIONS)                                                                            119.7
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED            REVENUE                        (RESTATE - NOTE 1)   (E)        (F)         (H)          (I)

STATEMENTS              Mining revenue                                 $     -      $    -      $    -   $   (67.8)     $   202.3
OF OPERATIONS           Interest and other income                         (3.9)          -           -         2.5            7.9
                        Mark-to-market gain on call options                  -           -           -           -            3.5
                        ---------------------------------------------------------------------------------------------------------
                                                                          (3.9)          -           -       (65.3)         213.7
FOR THE YEAR ENDED      ---------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001       EXPENSES
                        Operating                                            -           -           -       (34.2)         146.5
                        General and administrative                           -           -           -           -           10.1
                        Exploration                                          -           -           -        (2.1)           5.9
                        Depreciation, depletion and amortization             -           -           -       (20.5)          59.2
                        Gain on sale of assets                               -           -           -           -           (1.2)
                        Foreign exchange loss (gain)                         -           -           -        (0.4)          (5.8)
                        Interest expense on long-term liabilities            -           -           -        (3.6)           9.6
                        Write-down of marketable securities and              -           -           -           -              -
                        long-term investments
                        Write-down of property, plant and equipment          -           -           -           -           16.1
                        ---------------------------------------------------------------------------------------------------------
                                                                             -           -           -       (60.8)         240.3
                        ---------------------------------------------------------------------------------------------------------
                                                                          (3.9)          -           -        (4.5)         (26.6)
                        Share in loss of investee companies                  -           -           -        (0.8)          (3.0)
                        ---------------------------------------------------------------------------------------------------------
                        LOSS BEFORE TAXES AND DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                              (3.9)          -           -        (5.3)         (29.6)
                        Provision for income and mining taxes                -           -           -         5.3           (3.0)
                        ---------------------------------------------------------------------------------------------------------
                        LOSS FOR THE YEAR BEFORE DIVIDENDS ON
                          CONVERTIBLE PREFERRED SHARES OF
                          SUBSIDIARY COMPANY                              (3.9)          -           -           -          (29.6)
                        ---------------------------------------------------------------------------------------------------------
                        DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
                          OF SUBSIDIARY COMPANY                              -           -           -           -            2.4
                        NET LOSS FOR THE YEAR                             (3.9)          -           -           -          (32.3)
                        INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
                          DEBENTURES                                         -           -           -           -              -
                        ---------------------------------------------------------------------------------------------------------
                        NET LOSS FOR THE YEAR ATTRIBUTABLE TO
                          COMMON SHAREHOLDERS                           $ (3.9)      $   -      $    -   $       -      $   (32.3)
                        ---------------------------------------------------------------------------------------------------------
                        LOSS PER SHARE
                        Basic and diluted                                                                               $   (0.31)
                        WEIGHTED AVERAGE NUMBER OF COMMON SHARES
                          OUTSTANDING (MILLIONS)                                                                            104.5

86                                                                                                                               87

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                   RECOGNITION       ELIMINATION        ADDITIONAL
                                                                   OF DEFERRED     OF EFFECTS OF         WRITEDOWN     REDUCTION IN
                                                                      EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                              GAINS AND LOSSES  EQUITY COMPONENT         PLANT AND    DEPLETION AND
                                                       UNDER    ON CONVERTIBLE    OF CONVERTIBLE   EQUIPMENT UNDER     AMORTIZATION
                                                    CDN GAAP        DEBENTURES        DEBENTURES         U.S. GAAP  UNDER U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
REVENUE                                  (RESTATED - NOTE 1)               (A)               (A)               (B)              (B)
Mining revenue                                       $ 271.0           $    --           $    --           $    --          $    --
Interest and other income                               14.2                --                --                --               --
Mark-to-market gain on call options                      4.1                --                --                --               --

                                                       289.3                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Operating                                              189.6                --                --                --               --
General and Administrative                              10.4                --                --                --               --
Exploration                                             11.4                --                --                --               --
Depreciation, depletion and amortization                93.2                --                --                --             (7.7)
Gain on sale of assets                                  (4.1)               --                --                --               --
Foreign exchange gain                                   (1.2)             (5.1)               --                --               --
Interest expense on long-term liabilities               14.3                --               4.9                --               --
Write-down of marketable securities and
  long-term investments                                 13.1                --                --                --               --
Write-down of property, plant and equipment             72.1                --                --              (3.9)              --
------------------------------------------------------------------------------------------------------------------------------------
                                                       398.8              (5.1)              4.9              (3.9)            (7.7)
------------------------------------------------------------------------------------------------------------------------------------
                                                      (109.5)              5.1              (4.9)              3.9              7.7
Share in loss of investee companies                     (8.1)               --                --                --               --
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY              (117.6)              5.1              (4.9)              3.9              7.7
Provision for income and mining taxes                   (0.9)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
LOSS FOR THE YEAR BEFORE DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY              (118.5)              5.1              (4.9)              3.9              7.7
DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
  OF SUBSIDIARY COMPANY                                 (6.9)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                 (125.4)              5.1              (4.9)              3.9              7.7
INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
  DEBENTURES                                            (7.2)               --               7.2                --               --
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR ATTRIBUTABLE TO
  COMMON SHAREHOLDERS                                $(132.6)          $   5.1           $   2.3           $   3.9          $   7.7
------------------------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE
Basic and diluted                                    $ (1.33)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (MILLIONS)                                99.4
------------------------------------------------------------------------------------------------------------------------------------

                                                                             GAINS                                      RECLASSI-
                                                         REVERSAL    ON MARKETABLE                                     FICATION OF
                                                          OF 1991       SECURITIES                           FLOW       CUMULATIVE
                                                          DEFICIT    AND LONG-TERM        EFFECT OF       THROUGH      TRANSLATION
                                                      ELIMINATION      INVESTMENTS         SFAS 133        SHARES      ADJUSTMENTS
------------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                        (C)             (D)             (E)              (F)            (H)
Mining revenue                                             $    --         $    --         $    --          $    --        $    --
Interest and other income                                       --              --              --               --             --
Mark-to-market gain on call options                             --              --              --               --             --

                                                                --              --              --               --             --
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Operating                                                       --              --              --               --             --
General and Administrative                                      --              --              --               --             --
Exploration                                                     --              --              --               --             --
Depreciation, depletion and amortization                        --              --              --               --             --
Gain on sale of assets                                          --              --              --               --             --
Foreign exchange gain                                           --              --              --               --             --
Interest expense on long-term liabilities                       --              --              --               --             --
Write-down of marketable securities and
  long-term investments                                         --              --              --               --             --
Write-down of property, plant and equipment                     --              --              --               --             --
------------------------------------------------------------------------------------------------------------------------------------
                                                                --              --              --               --             --
------------------------------------------------------------------------------------------------------------------------------------
                                                                --              --              --               --             --
Share in loss of investee companies                             --              --              --               --             --
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                        --              --              --               --             --
Provision for income and mining taxes                           --              --              --               --             --
------------------------------------------------------------------------------------------------------------------------------------
LOSS FOR THE YEAR BEFORE DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                        --              --              --               --             --
DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
  OF SUBSIDIARY COMPANY                                         --              --              --               --             --
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                           --              --              --               --             --
INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
  DEBENTURES                                                    --              --              --               --             --
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR ATTRIBUTABLE TO
  COMMON SHAREHOLDERS                                      $    --         $    --         $    --          $    --        $    --
------------------------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE
Basic and diluted
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (MILLIONS)
------------------------------------------------------------------------------------------------------------------------------------

                                                   TO ADJUST TO           UNDER
                                                   EQUITY BASIS       U.S. GAAP
-------------------------------------------------------------------------------
REVENUE                                                     (I)
Mining revenue                                          $ (67.8)        $ 203.2
Interest and other income                                   1.5            15.7
Mark-to-market gain on call options                          --             4.1

                                                          (66.3)          223.0
-------------------------------------------------------------------------------
EXPENSES
Operating                                                 (32.2)          157.4
General and Administrative                                   --            10.4
Exploration                                                (2.3)            9.1
Depreciation, depletion and amortization                  (26.0)           59.5
Gain on sale of assets                                       --            (4.1)
Foreign exchange gain                                       0.4            (5.9)
Interest expense on long-term liabilities                  (6.3)           12.9
Write-down of marketable securities and
  long-term investments                                      --            13.1
Write-down of property, plant and equipment                  --            68.2
-------------------------------------------------------------------------------
                                                          (66.4)          320.6
-------------------------------------------------------------------------------
                                                            0.1           (97.6)
Share in loss of investee companies                        (4.2)          (12.3)
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                   (4.1)         (109.9)
Provision for income and mining taxes                       4.1             3.2
-------------------------------------------------------------------------------
LOSS FOR THE YEAR BEFORE DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                     --          (106.7)
DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
  OF SUBSIDIARY COMPANY                                      --            (6.9)
-------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                        --          (113.6)
INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
  DEBENTURES                                                 --              --
-------------------------------------------------------------------------------
NET LOSS FOR THE YEAR ATTRIBUTABLE TO
  COMMON SHAREHOLDERS                                   $    --         $(113.6)
-------------------------------------------------------------------------------
LOSS PER SHARE
Basic and diluted                                                       $ (1.14)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (MILLIONS)                                                   99.4
-------------------------------------------------------------------------------

STATEMENT OF OPERATIONS PRESENTATION: Revenue would exclude the items "interest and other income" and "mark-to-market gain (loss) on call options". Accordingly, "mining revenue" would be the only category presented within revenue on the statement of operations presented under U.S. GAAP.

      For U.S. GAAP purposes, the measure "Income (loss) before taxes and dividends on convertible preferred shares of subsidiary company" is not a recognized term and would therefore not be presented.

      The following table reconciles "Income (loss) before taxes and dividends on convertible preferred shares of subsidiary company" to "loss from operations":

                                                          2002      2001      2000
-----------------------------------------------------------------------------------
Income (loss) before taxes and dividends on
  convertible preferred shares of subsidiary company    $ 19.8    $(29.6)   $(109.9)
Add/(deduct):
Interest and other income                                (65.6)     (7.9)    (15.7)
Mark to market loss (gain) on call options                 2.7      (3.5)     (4.1)
Interest expense on long-term liabilities                  9.2       9.6      12.9
Write-down of marketable securities and
  long-term investments                                    0.2        --      13.1
Share in (income) loss of investee companies             (12.9)      3.0      12.3
-----------------------------------------------------------------------------------
Loss from operations for U.S. GAAP                      $(46.6)   $(28.4)   $(91.4)
-----------------------------------------------------------------------------------

In addition, "dividends on convertible preferred shares of subsidiary" are required to be presented as a component of non-operating

For U.S. GAAP purposes, the components of non-operating income (loss) are as follows:

                                                      2002      2001       2000
-------------------------------------------------------------------------------
Interest and other income                            $65.6     $ 7.9     $ 15.7
Mark-to-market (loss) gain on call options            (2.7)      3.5        4.1
Share in income (loss) of investee companies          12.9      (3.0)     (12.3)
Interest expense on long-term liabilities             (9.2)     (9.6)     (12.9)
Write-down of marketable securities and
  long-term investments                               (0.2)       --      (13.1)
Dividends on convertible preferred shares of          (1.5)     (5.1)      (6.9)
subsidiary company
-------------------------------------------------------------------------------
Non-operating income (loss) for U.S. GAAP            $64.9     $(6.3)    $(25.4)
-------------------------------------------------------------------------------


88                                                                            89

CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                   RECOGNITION       ELIMINATION        ADDITIONAL
                                                                   OF DEFERRED     OF EFFECTS OF         WRITEDOWN     REDUCTION IN
                                                                      EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                              GAINS AND LOSSES  EQUITY COMPONENT         PLANT AND    DEPLETION AND
                                                       UNDER    ON CONVERTIBLE    OF CONVERTIBLE   EQUIPMENT UNDER     AMORTIZATION
                                                    CDN GAAP        DEBENTURES        DEBENTURES         U.S. GAAP  UNDER U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
                                         (RESTATED - NOTE 1)               (A)               (A)               (B)              (B)
NET INFLOW (OUTFLOW) OF CASH RELATED TO
  THE FOLLOWING ACTIVITIES:
OPERATING:
Income (loss) for the year before dividends
  on convertible preferred shares of
  subsidiary company                                 $ (29.4)          $  (0.3)          $  (4.5)          $    --          $   8.1
Items not affecting cash:
Depreciation, depletion and amortization                85.3                --                --                --             (8.1)
Write-down of property, plant and equipment              7.7                --                --                --               --
Write-down of marketable securities and
  long-term investments                                  0.2                --                --                --               --
Gain on sale and conversion of assets                   (2.7)               --                --                --               --
Future income and mining taxes                            --                --                --                --               --
Deferred revenue realized                               (5.1)               --                --                --               --
Site restoration cost accruals                           3.0                --                --                --               --
Share in loss of investee companies                      0.6                --                --                --               --
Interest on convertible debentures                        --                --              (0.6)               --               --
Unrealized foreign exchange losses on
  convertible debentures                                 0.9               0.3                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
                                                        60.5                --              (5.1)               --               --
------------------------------------------------------------------------------------------------------------------------------------
Proceeds on restructuring of gold forward
  sales contracts                                         --                --                --                --               --
Site restoration cash expenditures                      (9.8)               --                --                --               --
Changes in non-cash working capital items
  Accounts receivable                                   (1.6)               --                --                --               --
Inventories                                              2.4                --                --                --               --
Marketable securities                                    2.8                --                --                --               --
Accounts payable and accrued liabilities                 5.6                --                --                --               --
Effect of exchange rate changes on cash                  3.0                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                                 62.9                --              (5.1)               --               --
------------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares, net                         112.8                --                --                --               --
Repurchase of common shares                               --                --                --                --               --
Acquisition of preferred shares of
  subsidiary company                                   (11.4)               --                --                --               --
Reduction of debt component of
  convertible debentures                                (5.1)               --               5.1                --               --
Repayment of debt                                      (28.5)               --                --                --               --
Dividends on convertible preferred shares of
  subsidiary company                                      --                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM FINANCING
  ACTIVITIES INVESTING:                                 67.8                --               5.1                --               --
------------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment             (22.6)               --                --                --               --
Business acquisitions, net of cash acquired             (0.1)               --                --                --               --
Long-term investments and other assets                   1.4                --                --                --               --
Proceeds from the sale of property,
  plant and equipment                                    1.3                --                --                --               --
(Increase) decrease in restricted cash                 (21.1)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                 (41.1)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                      89.6                --                --                --               --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            81.0                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR               $ 170.6           $    --           $    --           $    --          $    --
------------------------------------------------------------------------------------------------------------------------------------

                                                                           GAINS                                      RECLASSI-
                                                       REVERSAL    ON MARKETABLE                                     FICATION OF
                                                        OF 1991       SECURITIES                           FLOW       CUMULATIVE
                                                        DEFICIT    AND LONG-TERM        EFFECT OF       THROUGH      TRANSLATION
                                                    ELIMINATION      INVESTMENTS         SFAS 133        SHARES      ADJUSTMENTS
----------------------------------------------------------------------------------------------------------------------------------
                                                             (C)             (D)             (E)              (F)            (H)
NET INFLOW (OUTFLOW) OF CASH RELATED TO
  THE FOLLOWING ACTIVITIES:
OPERATING:
Income (loss) for the year before dividends
  on convertible preferred shares of
  subsidiary company                                     $    --         $  42.5         $   2.0          $   1.1        $    --
Items not affecting cash:
Depreciation, depletion and amortization                      --              --              --               --             --
Write-down of property, plant and equipment                   --              --              --               --             --
Write-down of marketable securities and
  long-term investments                                       --              --              --               --             --
Gain on sale and conversion of assets                         --           (42.5)             --               --             --
Future income and mining taxes                                --              --              --               --             --
Deferred revenue realized                                     --              --            (2.0)              --             --
Site restoration cost accruals                                --              --              --               --             --
Share in loss of investee companies                           --              --              --               --             --
Interest on convertible debentures                            --              --              --               --             --
Unrealized foreign exchange losses on
  convertible debentures                                      --              --              --               --             --
----------------------------------------------------------------------------------------------------------------------------------
                                                              --              --              --              1.1             --
----------------------------------------------------------------------------------------------------------------------------------
Proceeds on restructuring of gold forward
  sales contracts                                             --              --              --               --             --
Site restoration cash expenditures                            --              --              --               --             --
Changes in non-cash working capital items
  Accounts receivable                                         --              --              --               --             --
Inventories                                                   --              --              --               --             --
Marketable securities                                         --              --              --               --             --
Accounts payable and accrued liabilities                      --              --              --             (1.1)            --
Effect of exchange rate changes on cash                       --              --              --               --             --
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                                       --              --              --               --             --
----------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares, net                                --              --              --               --             --
Repurchase of common shares                                   --              --              --               --             --
Acquisition of preferred shares of
  subsidiary company                                          --              --              --               --             --
Reduction of debt component of
  convertible debentures                                      --              --              --               --             --
Repayment of debt                                             --              --              --               --             --
Dividends on convertible preferred shares of
  subsidiary company                                          --              --              --               --             --
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM FINANCING
  ACTIVITIES INVESTING:                                       --              --              --               --             --
----------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment                    --              --              --               --             --
Business acquisitions, net of cash acquired                   --              --              --               --             --
Long-term investments and other assets                        --              --              --               --             --
Proceeds from the sale of property,
  plant and equipment                                         --              --              --               --             --
(Increase) decrease in restricted cash                        --              --              --              4.6             --
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                        --              --              --              4.6             --
----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                            --              --              --              4.6             --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  --              --              --             (4.6)            --
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $    --   $          --    $         --          $    --        $    --
----------------------------------------------------------------------------------------------------------------------------------

                                               TO ADJUST TO           UNDER
                                               EQUITY BASIS       U.S. GAAP
---------------------------------------------------------------------------
                                                        (I)
NET INFLOW (OUTFLOW) OF CASH RELATED TO
  THE FOLLOWING ACTIVITIES:
OPERATING:
Income (loss) for the year before dividends
  on convertible preferred shares of
  subsidiary company                                $    --         $  19.5
Items not affecting cash:
Depreciation, depletion and amortization              (17.4)           59.8
Write-down of property, plant and equipment              --             7.7
Write-down of marketable securities and
  long-term investments                                  --             0.2
Gain on sale and conversion of assets                    --           (45.2)
Future income and mining taxes                           --              --
Deferred revenue realized                                --            (7.1)
Site restoration cost accruals                         (0.7)            2.3
Share in loss of investee companies                   (13.5)          (12.9)
Interest on convertible debentures                       --            (0.6)
Unrealized foreign exchange losses on
  convertible debentures                                 --             1.2
---------------------------------------------------------------------------
                                                      (31.6)           24.9
---------------------------------------------------------------------------
Proceeds on restructuring of gold forward
  sales contracts                                        --              --
Site restoration cash expenditures                       --            (9.8)
Changes in non-cash working capital items
  Accounts receivable                                   3.8             2.2
Inventories                                            (1.4)            1.0
Marketable securities                                    --             2.8
Accounts payable and accrued liabilities                4.6             9.1
Effect of exchange rate changes on cash                  --             3.0
---------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                               (24.6)           33.2
---------------------------------------------------------------------------
Issuance of common shares, net                           --           112.8
Repurchase of common shares                              --              --
Acquisition of preferred shares of
  subsidiary company                                     --           (11.4)
Reduction of debt component of
  convertible debentures                                 --              --
Repayment of debt                                       1.8           (26.7)
Dividends on convertible preferred shares of
  subsidiary company                                     --              --
---------------------------------------------------------------------------
CASH FLOW PROVIDED FROM FINANCING
  ACTIVITIES INVESTING:                                 1.8            74.7
---------------------------------------------------------------------------
Additions to property, plant and equipment              0.3           (22.3)
Business acquisitions, net of cash acquired              --            (0.1)
Long-term investments and other assets                 (1.4)             --
Proceeds from the sale of property,
  plant and equipment                                    --             1.3
(Increase) decrease in restricted cash                   --           (16.5)
---------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                 (1.1)          (37.6)
---------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                    (23.9)           70.3
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR           (5.5)           70.9
---------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR              $ (29.4)        $ 141.2
---------------------------------------------------------------------------

90                                                                            91

CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                   RECOGNITION       ELIMINATION        ADDITIONAL
                                                                   OF DEFERRED     OF EFFECTS OF         WRITEDOWN     REDUCTION IN
                                                                      EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                              GAINS AND LOSSES  EQUITY COMPONENT         PLANT AND    DEPLETION AND
                                                       UNDER    ON CONVERTIBLE    OF CONVERTIBLE   EQUIPMENT UNDER     AMORTIZATION
                                                    CDN GAAP        DEBENTURES        DEBENTURES         U.S. GAAP  UNDER U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO  (RESTATED - NOTE 1)               (A)               (A)               (B)              (B)
  TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the year before dividends on
  convertible preferred shares of
  subsidiary company                                 $ (31.2)          $   5.9           $  (4.1)          $    --          $   6.1
Items not affecting cash:
Depreciation, depletion and amortization                85.8                --                --                --             (6.1)
Write-down of property, plant and equipment             14.6                --                --                --               --
Write-down of marketable securities and
  long-term investments                                   --                --                --                --               --
Gain on sale of assets                                  (1.2)               --                --                --               --
Future income and mining taxes                            --                --                --                --               --
Deferred revenue realized                              (17.7)               --                --                --               --
Site restoration cost accruals                           1.9                --                --                --               --
Share in loss of investee companies                      2.2                --                --                --               --
Interest on convertible debentures                        --                --              (1.3)               --               --
Unrealized foreign exchange gains on
  convertible debentures                                (0.6)             (5.9)               --                --               --
------------------------------------------------------------------------------------------------------------------------------------
                                                        53.8                --              (5.4)               --               --
------------------------------------------------------------------------------------------------------------------------------------
Proceeds on restructuring of gold
  forward sales contracts                               21.6                --                --                --               --
Site restoration cash expenditures                      (7.1)               --                --                --               --
Changes in non-cash working capital items
  Accounts receivable                                    5.1                --                --                --               --
Inventories                                              9.6                --                --                --               --
Marketable securities                                     --                --                --                --               --
Accounts payable and accrued liabilities                (8.0)               --                --                --               --
Effect of exchange rate changes on cash                 (0.5)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                                 74.5                --              (5.4)               --               --
------------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares                                5.4                --                --                --               --
Reduction of debt component of
  convertible debentures                                (5.4)               --               5.4                --               --
Repayment of debt                                      (46.5)               --                --                --               --
Dividends on convertible preferred shares
  of subsidiary company                                   --                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN FINANCING
  ACTIVITIES INVESTING:                                (46.5)               --               5.4                --               --
------------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment             (30.4)               --                --                --               --
Business acquisitions, net of cash acquired             (1.2)               --                --                --               --
Long-term investments and other assets                   2.1                --                --                --               --
Proceeds from the sale of property,
  plant and equipment                                    1.8                --                --                --               --
Decrease (increase) in restricted cash                   2.9                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIEs                 (24.8)               --                --                --               --
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                       3.2                --                --                --               --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            77.8                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR               $  81.0           $    --           $    --           $    --          $    --
------------------------------------------------------------------------------------------------------------------------------------


                                                                          GAINS                                      RECLASSI-
                                                      REVERSAL    ON MARKETABLE                                     FICATION OF
                                                       OF 1991       SECURITIES                           FLOW       CUMULATIVE
                                                       DEFICIT    AND LONG-TERM        EFFECT OF       THROUGH      TRANSLATION
                                                   ELIMINATION      INVESTMENTS         SFAS 133        SHARES      ADJUSTMENTS
---------------------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO                     (C)             (D)             (E)              (F)            (H)
  TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the year before dividends on
  convertible preferred shares of
  subsidiary company                                    $    --         $    --         $  (3.9)         $    --        $    --
Items not affecting cash:
Depreciation, depletion and amortization                     --              --              --               --             --
Write-down of property, plant and equipment                  --              --              --               --             --
Write-down of marketable securities and
  long-term investments                                      --              --              --               --             --
Gain on sale of assets                                       --              --              --               --             --
Future income and mining taxes                               --              --              --               --             --
Deferred revenue realized                                    --              --             3.9               --             --
Site restoration cost accruals                               --              --              --               --             --
Share in loss of investee companies                          --              --              --               --             --
Interest on convertible debentures                           --              --              --               --             --
Unrealized foreign exchange gains on
  convertible debentures                                     --              --              --               --             --
---------------------------------------------------------------------------------------------------------------------------------
                                                             --              --              --               --             --
---------------------------------------------------------------------------------------------------------------------------------
Proceeds on restructuring of gold
  forward sales contracts                                    --              --              --               --             --
Site restoration cash expenditures                           --              --              --               --             --
Changes in non-cash working capital items
  Accounts receivable                                        --              --              --               --             --
Inventories                                                  --              --              --               --             --
Marketable securities                                        --              --              --               --             --
Accounts payable and accrued liabilities                     --              --              --               --             --
Effect of exchange rate changes on cash                      --              --              --               --             --
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                                      --              --              --               --             --
---------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares                                    --              --              --               --             --
Reduction of debt component of
  convertible debentures                                     --              --              --               --             --
Repayment of debt                                            --              --              --               --             --
Dividends on convertible preferred shares
  of subsidiary company                                      --              --              --               --             --
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN FINANCING
  ACTIVITIES INVESTING:                                      --              --              --               --             --
---------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment                   --              --              --               --             --
Business acquisitions, net of cash acquired                  --              --              --               --             --
Long-term investments and other assets                       --              --              --               --             --
Proceeds from the sale of property,
  plant and equipment                                        --              --              --               --             --
Decrease (increase) in restricted cash                       --              --              --             (3.2)            --
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIEs                       --              --              --             (3.2)            --
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                           --              --              --             (3.2)            --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 --              --              --             (1.4)            --
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $    --         $    --         $    --          $  (4.6)       $    --
---------------------------------------------------------------------------------------------------------------------------------

                                               TO ADJUST TO           UNDER
                                               EQUITY BASIS       U.S. GAAP
---------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO                 (I)
  TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the year before dividends on
  convertible preferred shares of
  subsidiary company                                $    --         $ (27.2)
Items not affecting cash:
Depreciation, depletion and amortization              (20.5)           59.2
Write-down of property, plant and equipment              --            14.6
Write-down of marketable securities and
  long-term investments                                  --              --
Gain on sale of assets                                   --            (1.2)
Future income and mining taxes                           --              --
Deferred revenue realized                                --           (13.8)
Site restoration cost accruals                         (0.4)            1.5
Share in loss of investee companies                     0.8             3.0
Interest on convertible debentures                       --            (1.3)
Unrealized foreign exchange gains on
  convertible debentures                                 --            (6.5)
---------------------------------------------------------------------------
                                                      (20.1)           28.3
---------------------------------------------------------------------------
Proceeds on restructuring of gold
  forward sales contracts                                --            21.6
Site restoration cash expenditures                       --            (7.1)
Changes in non-cash working capital items
  Accounts receivable                                  (4.4)            0.7
Inventories                                            (4.7)            4.9
Marketable securities                                    --              --
Accounts payable and accrued liabilities                1.7            (6.3)
Effect of exchange rate changes on cash                  --            (0.5)
---------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                               (27.5)           41.6
---------------------------------------------------------------------------
Issuance of common shares                                --             5.4
Reduction of debt component of
  convertible debentures                                 --              --
Repayment of debt                                      34.6           (11.9)
Dividends on convertible preferred shares
  of subsidiary company                                  --              --
---------------------------------------------------------------------------
CASH FLOW USED IN FINANCING
  ACTIVITIES INVESTING:                                34.6            (6.5)
---------------------------------------------------------------------------
Additions to property, plant and equipment              0.4           (30.0)
Business acquisitions, net of cash acquired              --            (1.2)
Long-term investments and other assets                  4.3             6.4
Proceeds from the sale of property,
  plant and equipment                                    --             1.8
Decrease (increase) in restricted cash                   --            (0.3)
---------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIEs                  4.7           (23.3)
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                     11.8            11.8
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          (17.3)           59.1
---------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR              $  (5.5)        $  70.9
---------------------------------------------------------------------------

92                                                                            93

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                   RECOGNITION       ELIMINATION        ADDITIONAL
                                                                   OF DEFERRED     OF EFFECTS OF         WRITEDOWN     REDUCTION IN
                                                                      EXCHANGE    RECOGNITION OF      OF PROPERTY,    DEPRECIATION,
                                                              GAINS AND LOSSES  EQUITY COMPONENT         PLANT AND    DEPLETION AND
                                                       UNDER    ON CONVERTIBLE    OF CONVERTIBLE   EQUIPMENT UNDER     AMORTIZATION
                                                    CDN GAAP        DEBENTURES        DEBENTURES         U.S. GAAP  UNDER U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO  (RESTATED - NOTE 1)               (A)               (A)               (B)              (B)
  TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the year before dividends on
  convertible preferred shares of
  subsidiary company                                 $(118.5)          $   5.1           $  (4.9)          $   3.9          $   7.7
Items not affecting cash:
Depreciation, depletion and amortization                93.2                --                --                --             (7.7)
Write-down of property, plant and equipment             72.1                --                --              (3.9)              --
Interest expense on long-term liabilities               13.1                --                --                --               --
Gain on sale of assets                                  (4.1)               --                --                --               --
Future income and mining taxes                          (3.5)               --                --                --               --
Deferred revenue realized                              (13.5)               --                --                --               --
Site restoration cost accruals                           2.6                --                --                --               --
Share in loss of investee companies                      9.4                --                --                --               --
Interest on convertible debentures                        --                --                --                --               --
Unrealized foreign exchange gains on
  convertible debentures                                (0.7)             (5.1)               --                --               --
------------------------------------------------------------------------------------------------------------------------------------
                                                        50.1                --              (4.9)               --               --
------------------------------------------------------------------------------------------------------------------------------------
Proceeds on restructuring of gold
  forward sales contracts                                4.7                --                --                --               --
Site restoration cash expenditures                      (9.6)               --                --                --               --
Changes in non-cash working capital items
  Accounts receivable                                    5.7                --                --                --               --
Inventories                                              0.6                --                --                --               --
Marketable securities                                    4.8                --                --                --               --
Accounts payable and accrued liabilities                (8.3)               --                --                --               --
Effect of exchange rate changes on cash                 (0.2)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                                 47.8                --              (4.9)               --               --
------------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares                                3.2                --                --                --               --
Repurchase of common shares                             (5.3)               --                --                --               --
Reduction of debt component of
  convertible debentures                                (4.9)               --               4.9                --               --
Repayment of debt                                      (26.4)               --                --                --               --
Dividends on convertible preferred shares of            (3.4)               --                --                --               --
subsidiary company
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN FINANCING
  ACTIVITIES INVESTING:                                (36.8)               --               4.9                --               --
------------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment             (41.6)               --                --                --               --
Business acquisitions, net of cash acquired               --                --                --                --               --
Long-term investments and other assets                  (7.4)               --                --                --               --
Proceeds from the sale of property,
  plant and equipment                                    4.8                --                --                --               --
Decrease (increase) in restricted cash                  (2.9)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIEs                 (47.1)               --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                     (36.1)               --                --                --               --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR           113.9                --                --                --               --
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR               $  77.8           $    --           $    --           $    --          $    --
------------------------------------------------------------------------------------------------------------------------------------


                                                                        GAINS                                       RECLASSI-
                                                    REVERSAL    ON MARKETABLE                                     FICATION OF
                                                     OF 1991       SECURITIES                           FLOW       CUMULATIVE
                                                     DEFICIT    AND LONG-TERM        EFFECT OF       THROUGH      TRANSLATION
                                                 ELIMINATION      INVESTMENTS         SFAS 133        SHARES      ADJUSTMENTS
-------------------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO                   (C)             (D)             (E)              (F)            (H)
  TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the year before dividends on
  convertible preferred shares of
  subsidiary company                                  $    --         $    --         $    --          $    --        $    --
Items not affecting cash:
Depreciation, depletion and amortization                   --              --              --               --             --
Write-down of property, plant and equipment                --              --              --               --             --
Interest expense on long-term liabilities                  --              --              --               --             --
Gain on sale of assets                                     --              --              --               --             --
Future income and mining taxes                             --              --              --               --             --
Deferred revenue realized                                  --              --              --               --             --
Site restoration cost accruals                             --              --              --               --             --
Share in loss of investee companies                        --              --              --               --             --
Interest on convertible debentures                         --              --              --               --             --
Unrealized foreign exchange gains on
  convertible debentures                                   --              --              --               --             --
-------------------------------------------------------------------------------------------------------------------------------
                                                           --              --              --               --             --
-------------------------------------------------------------------------------------------------------------------------------
Proceeds on restructuring of gold
  forward sales contracts                                  --              --              --               --             --
Site restoration cash expenditures                         --              --              --               --             --
Changes in non-cash working capital items
  Accounts receivable                                      --              --              --               --             --
Inventories                                                --              --              --               --             --
Marketable securities                                      --              --              --               --             --
Accounts payable and accrued liabilities                   --              --              --               --             --
Effect of exchange rate changes on cash                    --              --              --               --             --
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                                    --              --              --               --             --
-------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares                                  --              --              --               --             --
Repurchase of common shares                                --              --              --               --             --
Reduction of debt component of
  convertible debentures                                   --              --              --               --             --
Repayment of debt                                          --              --              --               --             --
Dividends on convertible preferred shares of               --              --              --               --             --
subsidiary company
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN FINANCING
  ACTIVITIES INVESTING:                                    --              --              --               --             --
-------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment                 --              --              --               --             --
Business acquisitions, net of cash acquired                --              --              --               --             --
Long-term investments and other assets                     --              --              --               --             --
Proceeds from the sale of property,
  plant and equipment                                      --              --              --               --             --
Decrease (increase) in restricted cash                     --              --              --             (1.4)            --
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIEs                     --              --              --             (1.4)            --
-------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                         --              --              --             (1.4)            --
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               --              --              --               --             --
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                $    --         $    --         $    --          $  (1.4)       $    --
-------------------------------------------------------------------------------------------------------------------------------

                                                 TO ADJUST TO           UNDER
                                                 EQUITY BASIS       U.S. GAAP
-----------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO                   (I)
  TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the year before dividends on
  convertible preferred shares of
  subsidiary company                                  $    --         $(106.7)
Items not affecting cash:
Depreciation, depletion and amortization                (26.0)           59.5
Write-down of property, plant and equipment                --            68.2
Interest expense on long-term liabilities                  --            13.1
Gain on sale of assets                                     --            (4.1)
Future income and mining taxes                             --            (3.5)
Deferred revenue realized                                  --           (13.5)
Site restoration cost accruals                           (0.7)            1.9
Share in loss of investee companies                       4.2            13.6
Interest on convertible debentures                         --              --
Unrealized foreign exchange gains on
  convertible debentures                                   --            (5.8)
-----------------------------------------------------------------------------
                                                        (22.5)           22.7
-----------------------------------------------------------------------------
Proceeds on restructuring of gold
  forward sales contracts                                  --             4.7
Site restoration cash expenditures                         --            (9.6)
Changes in non-cash working capital items
  Accounts receivable                                     3.3             9.0
Inventories                                              (4.7)           (4.1)
Marketable securities                                      --             4.8
Accounts payable and accrued liabilities                  0.5            (7.8)
Effect of exchange rate changes on cash                    --            (0.2)
-----------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING
  ACTIVITIES FINANCING:                                 (23.4)           19.5
-----------------------------------------------------------------------------
Issuance of common shares                                  --             3.2
Repurchase of common shares                                --            (5.3)
Reduction of debt component of
  convertible debentures                                   --              --
Repayment of debt                                        19.4            (7.0)
Dividends on convertible preferred shares of               --            (3.4)
subsidiary company
-----------------------------------------------------------------------------
CASH FLOW USED IN FINANCING
  ACTIVITIES INVESTING:                                  19.4           (12.5)
-----------------------------------------------------------------------------
Additions to property, plant and equipment                1.6           (40.0)
Business acquisitions, net of cash acquired                --              --
Long-term investments and other assets                     --            (7.4)
Proceeds from the sale of property,
  plant and equipment                                      --             4.8
Decrease (increase) in restricted cash                     --            (4.3)
-----------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIEs                    1.6           (46.9)
-----------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                       (2.4)          (39.9)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            (14.9)           99.0
-----------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                $ (17.3)        $  59.1
-----------------------------------------------------------------------------

94                                                                            95

      Consolidated statements of cash flows presented in accordance with U.S. GAAP would require the following changes from the consolidated statements of cash flows prepared in accordance with CDN GAAP.

      (I) A sub-total within the "cash flows provided from operating activities" sub-section is not permitted, therefore the reader should disregard the subtotals of $24.9 million, $28.3 million and $22.7 million for 2002, 2001 and 2000, respectively.

      (II) Within cash flows provided from operating activities, the determination should begin with "net loss", instead of the "loss for the year before dividends on convertible preferred shares of subsidiary company".

      (III) Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under CDN GAAP, the interest expense is classified as a financing activity.

      (IV) Under U.S. GAAP, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents.

      Consolidated Statements of Comprehensive Loss:The Company's statements of comprehensive loss under U.S. GAAP are as follows:

                                                              2002        2001        2000
      ------------------------------------------------------------------------------------
      Net income (loss) for the year under U.S. GAAP      $   18.0    $  (32.3)  $  (113.6)
      Change in currency translation adjustments               5.2        (5.6)       (5.8)
      Change in unrealized gains (losses) on marketable
         securities and long-term investments(D)              30.5         4.5        (0.7)
      SFAS No. 133(E)                                        (23.6)        8.9           -
      ------------------------------------------------------------------------------------
      Comprehensive income (loss) under U.S. GAAP         $   30.1    $  (24.5)  $  (120.1)
      ------------------------------------------------------------------------------------

      (A) Under CDN GAAP, the convertible debentures described in Note 11 are accounted for in accordance with their substance and, as such, are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire principal amount of the convertible debentures of $123.8 million and $122.8 million in 2002 and 2001, respectively, is treated as debt with interest expense based on the coupon rate of 5.5%.

      In addition, under CDN GAAP, historically, the unrealized foreign exchange gains on the debt component of the CDN dollar denominated debentures (SEE NOTE
11) were deferred and amortized over the term of the debentures. Effective January 1, 2002, CDN GAAP no longer permits the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. The 2001 and 2000 results have been rested to reflect this accounting change (SEE NOTE 1). Currently under U.S. GAAP, these gains are recognized in income along with exchange gains related to the portion of the convertible debentures included in equity under CDN GAAP.

      (B) Following an evaluation of the Company's property, plant and equipment on the basis set out in Notes 1 and 15, there would be a reduction in the loss in 2002, 2001 and 2000 of $nil, $nil and $3.9 million, respectively. Cumulatively, as a result of applying SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", property, plant and equipment is reduced and the deficit increased by $60.5 million. These differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted. Under U.S. GAAP, depreciation, depletion and amortization would be reduced by $8.1 million, $6.1 million and $7.7 million during 2002, 2001 and 2000, respectively to reflect the above and the requirement under U.S. GAAP to amortize capitalized costs over proven and probable reserves only.

      (C) CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit.This reclassification is not permitted by U.S. GAAP and would require in each subsequent year an increase in share capital and an increase in deficit of $5.3 million.

      (D) Under CDN GAAP, unrealized gains and losses on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains on long-term investments that are classified as securities available for sale of $35.3 million and $4.6 million at December 31, 2002 and December 31, 2001, respectively, and marketable securities of $0.1 million and $0.3 million at December 31, 2002 and December 31, 2001, respectively are included as a component of comprehensive income (loss) in the current period.

      Furthermore, U.S. GAAP requires the transaction on April 3, 2002, whereby the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay, be recorded at fair value with the resulting gain included in earnings. Fair value of the Echo Bay common shares received, under U.S. GAAP, is $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002.The resulting gain is $42.5 million after deducting the $6.6 million carrying value of the debt securities given up. Fair value is not discounted for liquidity concerns or other valuation considerations.

      Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange is recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

      (E) Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net loss when the original hedged transaction is recorded.

      On January 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No. 138 ("SFAS 138"). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

      For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

      The adoption of SFAS 133 results in a cumulative decrease in deferred revenue of $4.5 million and $9.6 million, a cumulative increase in accounts payable and accrued liabilities of $21.1 million and $4.6 million, a cumulative increase in deficit of $1.9 million and $3.9 million, and a cumulative decrease in other comprehensive income of $14.7 million and increase in other comprehensive income of $8.9 million at December 31, 2002 and December 31, 2001, respectively. Additionally, as a result of applying SFAS 133, there would be a decrease in the net loss of $2.0 million and an increase in net loss of $3.9 million for the year ended December 31, 2002 and the year ended December 31, 2001, respectively. On adoption of SFAS 133, the Company did not complete the required documentation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk, although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives are carried at fair value with the changes in fair value recorded as an adjustment to net loss.The SFAS requirements for foreign exchange forward contracts were accounted for as cash flow hedges from January 1, 2001. Realized and unrealized derivatives gains and losses included in OCI on transition and during 2001 were reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and foreign exchange (loss) gain for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the year ended December 31, 2002, $16.3 million of derivative gains were reclassified out of other comprehensive income (year ended December 31, 2001, $11.6 million of comprehensive gain). The Company estimates that $9.1 million of net derivatives losses included in other comprehensive income will be reclassified into earnings within the next twelve months.There was no ineffectiveness recorded during 2002.

      The effect of the transition adjustment as of January 1, 2001, was an increase in assets of $10.7 million, a decrease in deferred revenue of $10.1 million, an increase in other long-term liabilities of $0.3 million, and an increase in other comprehensive income of $20.5 million.

      Beginning January 2002, the Company met the required documentation requirements under SFAS 133 relating to the prospective and retrospective effectiveness assessments for the commodity derivatives; thus, these derivatives were designated as cash flow hedges.The effective portions of changes in fair values of these derivatives are now recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are recognized in earnings.

      (F) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. Qualifying expenditure did not begin to be incurred until 2002. For U.S. GAAP, the premium paid in excess of the market value of $1.1 million is credited to other liabilities and included in income as the qualifying expenditures are made. All of the qualifying expenditures were made in 2002.

      Also, notwithstanding whether there is specific requirement to segregate the funds, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

      As at December 31, 2002 unexpended flow-through funds were $nil. (December 31, 2001: $4.6 million)

      (G) The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both U.S. and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and CDN GAAP.

      (H) Under CDN GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders equity, described as cumulative translation adjustments on the consolidated balance sheet. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders equity but rather as an adjustment to accumulated other comprehensive income.

      (I) The investments in Omolon, CMM and the Porcupine Joint Venture are proportionately consolidated under CDN GAAP.These investments are accounted for using the equity method under U.S. GAAP.The Company relies on an accommodation provided for in Item 17(C) (2)(VII) of SEC Form 20-F, which permits a company using the equity method for U.S. GAAP to omit the differences arising from the use of proportionate consolidation under CDN GAAP. Each of the joint ventures listed, except Omolon, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

      With respect to Omolon, the Company has concluded that it does not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as "Investment in investee company". Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount as "Share of gain (loss) of investee company".

      (J) U.S. GAAP DISCLOSURE IN INTERIM FINANCIAL STATEMENTS (UNAUDITED)

      The Company's unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2002 presented in the Notice of Special Meeting and Management Information Circular dated December 20, 2002, included in note 13 thereto disclosure of all material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP. Reflected in such differences are unrealized mark-to-market gains on marketable securities and long-term investments of $59.9 million recorded for U.S. GAAP purposes in Other Comprehensive Income, such information also appeared in the Kinross prospectus and the offering memorandum, dated November 28, 2002, and in the Echo Bay proxy statement, dated December 20, 2002. The Company has concluded that a portion of this amount totaling $42.5 million was a gain arising on the exchange of debt securities of Echo Bay for Echo Bay common shares (as disclosed in Note (d) above) and the balance of $17.4 million was an unrealized gain included in Other Comprehensive Income. Accordingly these gains have been presented in the U.S. GAAP disclosure in the Company's consolidated financial statements for the year ended December 31, 2002. As a result the U.S. GAAP reported net loss for the nine months ended September 30, 2002 is decreased by $42.5 million resulting in net income of $27.9 million, basic and diluted earnings per share are $0.24.This reclassification of Other Comprehensive Income has no impact upon the carrying value of long-term investments,total assets or total shareholders'equity as at September 30,2002.Comprehensive income for the nine months ended September 30, 2002 remains unchanged at $27.0 million.

      STOCK-BASED COMPENSATION

      The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations in accounting for stock options. Accordingly, because stock option exercise prices equal the market value on the date of the grant, no compensation cost has been recognized at the grant date of the stock options. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS No. 123" ("SFAS 148"), the Company's pro forma net loss and loss per share would be as follows:

                                                                    YEARS ENDED DECEMBER 31,
      U.S. GAAP                                                  2002       2001        2000
      --------------------------------------------------------------------------------------
      Net income (loss) applicable to common shares
         As reported                                           $ 18.0    $ (32.3)   $ (113.6)
         Add stock compensation cost                             (2.0)      (1.1)       (2.4)
         Pro forma                                             $ 16.0    $ (33.4)   $ (116.0)
         Income (loss) per share, basic and diluted (dollars)
         As reported (1)                                       $ 0.15    $ (0.31)   $  (1.14)
         Pro forma (1)                                         $ 0.13    $ (0.32)   $  (1.17)

(1) Reflects the effects of a three for one share consolidation approved January 2003 as described in Note 14.

      Other requirements of SFAS 148 are disclosed in Note 5 as prescribed under CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which is consistent with the U.S. pronouncement.

      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.The Company has not yet determined the impact of this Statement on its financial statements.

      In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires these costs to be recognized when the liability is incurred and not at project initiation.The Company is reviewing the provisions of the Statement, but has not yet determined the impact of this Statement on its financial statements.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003.The Company does not conduct any transaction through special purpose entities and does not expect the FIN 46 to have an impact on its financial statements.

      In 2002, the CICA Handbook Sections 3063 - Impairment of Long Lived Assets and 3475 - Disposal of Long Lived Assets and Discontinued Operations were amended to harmonize with SFAS 144.The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3063 is effective for fiscal years beginning on or after April 1, 2003, and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003.The sections will be applied prospectively with early adoption encouraged.

      In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 that increase the documentation, designation and effectiveness criteria to achieve hedge accounting.The guidelines requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company is evaluating the impact this standard might have on its results of operations and financial position.

      In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which is effective for financial periods ending after December 15, 2002. FIN 45 defines guarantees to include indemnifications granted pursuant to contractual arrangements as well as contingent consideration.

      Guarantees which fell into the scope of FIN 45 that were effective as of December 31, 2002 were as follows: Kinross Gold Corporation has guaranteed

      Kinross Gold USA Inc.'s performance under several
International Swap Dealer Association (ISDA) agreements. Kinross Gold USA Inc. has also guaranteed Kinross Gold Corporation's performance under ISDA agreements. The total potential value of the guaranteed amount is dependent on the amount and type of derivative transactions outstanding under these ISDA agreements, and on market conditions. The current mark-to-market value of all derivative transactions is fully disclosed in the financial statements.

      In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - Disclosure of Guarantees. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.


22.   CONTINGENCIES AND RELATED COMMITMENTS

      RUSSIA

      The Company is subject to the considerations and risks of operating in Russia as a result of its 54.7% ownership of the Kubaka mine located in Far Eastern Russia.The economy of the Russian Federation continues to display characteristics of an emerging market.These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

      Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant.The fiscal periods remain open to review for three years by the tax and customs authorities with respect to tax liabilities.

      However, the interpretation and application of the laws of the Russian Republic may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with any degree of certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed.These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon.

      The Company conducts business in Russia through its joint venture, Omolon which is owned 45.3% by Russian shareholders. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies, which, therefore, entitles such shareholders to return of their original investments with interest compounded thereon. In mid September of 2002, the Company announced that Omolon was at an advanced stage of negotiating a settlement of this dispute. Draft language of an agreement was being settled when one of the Russian shareholders obtained an order to freeze Omolon's bank accounts and gold inventory in the total amount of the ruble equivalent of approximately $47.0 million pending final resolution of its lawsuit. In the face of the inability of these shareholders to repay the loans, there has been an effort to shift the burden of repayment to Omolon. Underlying the lawsuits are unpaid loans made by the Magadan Administration to certain of Omolon's Russian shareholders at the time Omolon was capitalized. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders.

      Omolon's appeal of the court decision which froze its bank accounts, resulted, on October 14, 2002, in the court ruling that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.1 million. Subsequently, Omolon's accounts in four banks and all of its gold inventory were released from the arrest order on January 8, 2003.

      On December 3, 2002, Omolon entered into purchase agreements with four of the five Russian shareholders (holding in aggregate 44.17% of the shares of Omolon).The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay them $43.5 million for said shares. As at February 25, 2003, 38.17% of the shares have been tendered leaving 6.0% remaining to be tendered. In addition, the lawsuits described above have been withdrawn.

      CHILE

      The Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") has received a tax reassessment from the Chilean IRS.The reassessment is for $6.7 million disallowing certain deductions utilized by a third party. The Company believes this reassessment will be resolved with no material adverse affect to the financial position, results of operations or cash flows of the Company. In addition, the Company has been indemnified by the third party for an amount in excess of the claim.

      OTHER

      The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002 brought in the United States District Court for the District of Nevada.The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan.The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company.The complaints seeks damages in cash or by the issuance of common shares of the Company.The Company believes this claim is without merit and plans to vigorously defend the litigation.

      In accordance with standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

      The Company is also involved in legal proceedings and claims which arise in the ordinary course of its business.The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

      The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

23.   SUBSEQUENT EVENTS

      (A) On January 28, 2003, the shareholders of the Company approved the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares. At the same meeting, the shareholders of the Company approved the elimination of the Company's deficit balance at December 31, 2002 of $761.4 million through a reduction of the Company's stated share capital account.

      On January 28, 2003, the Company approved the issuance of that number of common shares of the Company necessary to effect a combination with Echo Bay Mines Ltd. ("Echo Bay") and TVX Gold Inc. ("TVX"). The combination was carried out as a plan of arrangement whereby each holder of TVX common shares received
2.1667 common shares of the Company.Also pursuant to the arrangement, shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share.The exchange ratio reflects the three for one consolidation of the Company's common shares described above.The Company issued
177.8 million common shares in aggregate with a fair value of $1,269.8 million with respect to these acquisitions.

      In a separate transaction, TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for an aggregate purchase price of $180.0 million.This transaction was partially financed by an advance of $94.5 million from the Company.

      Upon completion of the arrangement and TVX's purchase of Newmont's interest in the TVX Newmont JV, the Company owns all of the outstanding TVX common shares and Echo Bay common shares and owns, indirectly, all of the TVX Newmont JV. TVX holds interests in various operating mines around the world, including those held through its 50% controlling interest in the TVX Newmont JV.The underlying operating mines in the TVX Newmont JV are located in Canada, Brazil and Chile. Production from the TVX Newmont JV in 2002 was 473,602 ounces of gold equivalent.

      Echo Bay holds interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.

      The acquisitions are being accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of CDN GAAP and SFAS 141, "Business Combinations", for the purposes of U.S. GAAP. Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay identifiable assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the aquisition.The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with CICA Handbook
Section 3062,"Goodwill and Other Intangible Assets",for purposes of CDN GAAP,and SFAS 142,"Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

      The goodwill resulting from the preliminary purchase price allocation is $888.6 million. Goodwill is subject to a determination of fair values and will be revised for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill that was allocated to it, is greater than its fair value. Kinross has not determined if a goodwill impairment exists and expects to make that determination annually, or more frequently as circumstances dictate, in accordance with CDN and U.S. GAAP.

      The preliminary allocation of the purchase consideration are based on the fair values of the assets and Echo Bay and TVX as follows:

                                                                                          IN MILLIONS EXCEPT
                                                                                             SHARE PRICE AND
                                                                                            NUMBER OF SHARES
      ------------------------------------------------------------------------------------------------------
                                                                                 ECHO BAY                TVX
      Calculation of preliminary allocation of purchase price:

      Common shares of the Company to be issued to the Echo Bay
        and TVX shareholders                                                   93,820,424         93,930,887
      The average closing market price of the Company shares over the
        four trading days from June 6 through June 11, 2002                  $       7.14       $       7.14
      ------------------------------------------------------------------------------------------------------
      Fair value of the Company common stock issued                                 669.9              670.7
      Plus - fair value of TVX warrants and options to be assumed by the             22.5                6.8
      Company (100% vested)
      Plus - direct acquisition costs incurred by the Company                         6.1                6.1
      Less - the Company's previous 10.6% ownership interest in Echo Bay            (63.8)             -
      ------------------------------------------------------------------------------------------------------
      Total purchase price                                                          634.7              683.6

      Plus - fair value of liabilities assumed by the Company:

        Accounts payable and accrued liabilities                                     21.8               38.1
        Current portion of site restoration cost accruals                             2.5                1.1
        Long-term debt (including current portion)                                      -                2.1
        Site restoration cost accruals                                               42.4               12.9
        Future income tax liabilities                                                 1.0               42.0
        Other long-term liabilities                                                     -                8.1
        Advance from the Company                                                        -               94.5

      Less - fair value of assets assumed by the Company:

        Cash                                                                        (16.4)             (27.8)
        Short-term investments                                                       (1.9)              (0.5)
        Accounts receivable and other assets                                         (2.8)             (20.4)
        Inventories                                                                 (19.9)             (20.7)
        Prepaid expense and other                                                    (2.7)              (2.5)
        Exploration properties, mineral properties, plant and equipment            (169.6)            (337.8)
        Restricted cash                                                             (10.1)             (11.3)
        Future income tax assets                                                        s-              (13.8)
        Other non-current assets                                                    (24.9)             (13.1)
      ------------------------------------------------------------------------------------------------------
      Residual purchase price allocated to non-amortizable goodwill          $      454.1       $      434.5
      ------------------------------------------------------------------------------------------------------

      (B) On December 3, 2002, the Company entered into purchase agreements with four of the five Russian shareholders (holding, in aggregate 44.17% of the shares of Omolon Gold Mining Corporation ("Omolon")).The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay $44.7 million including legal fees for said shares.As at March 26, 2003 the Company now owns 98.10% of Omolon.

      The fair values of the assets and liabilities of the 45.3% interest in Omolon and the allocation of the purchase consideration are as follows:

                                                          IN MILLIONS EXCEPT
                                                             SHARE PRICE AND
                                                            NUMBER OF SHARES
      ----------------------------------------------------------------------
      Fair value of assets acquired by the Company:

        Cash                                                     $      26.1
        Accounts receivable                                              2.9
        Inventories                                                     12.3
        Property, plant and equipment                                   13.8
        Other non-current assets                                         1.9

      Less - fair value of liabilities assumed by the Company:

        Accounts payable and accrued liabilities                        (5.7)
        Current portion of site restoration accruals                    (0.2)
        Long-term debt (including current portion)                      (2.2)
        Site restoration obligations                                    (3.2)
        Non controlling interest                                        (1.0)
      ----------------------------------------------------------------------
      Total cash consideration                                   $      44.7
      ----------------------------------------------------------------------

      Financed by:
        Cash (including cash acquired - $26.1 million)           $      44.7
      ----------------------------------------------------------------------

MINERAL RESERVES
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
PRO-FORMA SHARE AT DECEMBER 31, 2002

                                      PROVEN                             PROBABLE                        PROVEN AND PROBABLE
-------------------------------------------------------------------------------------------------------------------------------
                           Tonnes      Grade   Ounces         Tonnes      Grade      Ounces        Tonnes      Grade     Ounces
PROPERTY                   (,000)      (g/t)   (000s)         (,000)      (g/t)      (000s)        (,000)      (g/t)     (000s)
-------------------------------------------------------------------------------------------------------------------------------
GOLD
-------------------------------------------------------------------------------------------------------------------------------
OPERATIONS (2002)
-------------------------------------------------------------------------------------------------------------------------------
FORT KNOX and area          58,414      0.84    1,571          38,744      0.89       1,107         97,158      0.86      2,678
USA - 100.0% interest
-------------------------------------------------------------------------------------------------------------------------------
PORCUPINE (9,17)             7,995      1.39      357          20,855      1.68       1,128         28,850      1.60      1,485
Canada - 49.0% interest
-------------------------------------------------------------------------------------------------------------------------------
KUBAKA                         920      4.46      132              33     22.62          24            953      5.09        156
Russia - 54.7% interest
-------------------------------------------------------------------------------------------------------------------------------
BLANKET                      1,054      3.25      110           1,628      3.25         170          2,682      3.25        280
Zimbabwe - 100.0% interest
-------------------------------------------------------------------------------------------------------------------------------
REFUGIO                     11,275      0.96      347          12,280      0.91         359         23,555      0.93        706
Chile - 50.0% interest
-------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                 79,658      0.98    2,517          73,540      1.18       2,788        153,198      1.08      5,305
-------------------------------------------------------------------------------------------------------------------------------
AQUIRED OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------
BRASILIA (15)              156,457      0.43    2,163          24,402      0.43         337        180,859      0.43      2,500
Brazil - 49.0% interest
-------------------------------------------------------------------------------------------------------------------------------
ROUND MTN                   42,893      0.59      815          44,247      0.75       1,060         87,140      0.67      1,875
USA - 50.0% interest
-------------------------------------------------------------------------------------------------------------------------------
MUSSELWHITE (17)             2,804      5.67      511           1,008      4.81         156          3,812      5.44        667
Canada - 32.0% interest
-------------------------------------------------------------------------------------------------------------------------------
LA COIPA (17)               14,037      1.15      518           3,766      1.05         127         17,803      1.13        645
Chile - 50.0% interest
-------------------------------------------------------------------------------------------------------------------------------
CRIXAS (16)                  1,392      7.64      342             526      8.04         136          1,918      7.75        478
Brazil - 50.0% interest
-------------------------------------------------------------------------------------------------------------------------------
LUPIN MINE                     765      8.09      199             440      9.40         133          1,205      8.57        332
Canada - 100.0% interest
-------------------------------------------------------------------------------------------------------------------------------
NEW BRITANNIA                  131      4.75       20             953      4.50         138          1,084      4.53        158
Canada - 50.0% interest
-------------------------------------------------------------------------------------------------------------------------------
AQUARIUS (13)                    -         -        -          15,900      2.33       1,189         15,900      2.33      1,189
Canada - 100.0% interest
-------------------------------------------------------------------------------------------------------------------------------
KETTLE RIVER                    17      7.32        4               -         -           -             17      7.32          4
USA - 100.0% interest
-------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                218,496      0.65    4,572          91,242      1.12       3,276        309,738      0.79      7,848
-------------------------------------------------------------------------------------------------------------------------------
   TOTAL GOLD              298,154      0.74    7,089         164,782      1.14       6,064        462,936      0.88     13,153
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
SILVER
-------------------------------------------------------------------------------------------------------------------------------
OPERATIONS (2002)
-------------------------------------------------------------------------------------------------------------------------------
KUBAKA                         920      11.1      327              33      23.6          25            953      11.5        352
Russia - 54.7% interest
-------------------------------------------------------------------------------------------------------------------------------
AQUIRED OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------
LA COIPA (17)               14,037      58.3   26,295           3,766      47.4       5,743         17,803      56.0     32,038
Chile - 50.0% interest:
-------------------------------------------------------------------------------------------------------------------------------
   TOTAL SILVER             14,957      55.4   26,622           3,799      47.2       5,768         18,756      53.7     32,390
-------------------------------------------------------------------------------------------------------------------------------


MINERAL RESOURCES
                                                                               (2,3,4,6,7,8)
MEASURED AND INDICATED MINERAL RESOURCES(excludes Proven and Probable Reserves)

PRO-FORMA SHARE AT DECEMBER 31, 2002

                                       MEASURED                       INDICATED                   MEASURED AND INDICATED
--------------------------------------------------------------------------------------------------------------------------
                               Tonnes   Grade     Ounces       Tonnes   Grade     Ounces        Tonnes    Grade     Ounces
PROPERTY                       (,000)   (g/t)     (000s)       (,000)   (g/t)     (000s)        (,000)    (g/t)     (000s)
--------------------------------------------------------------------------------------------------------------------------
GOLD
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS (2002)
--------------------------------------------------------------------------------------------------------------------------
FORT KNOX and area (11)       3,879       0.81     101        17,788      1.07     611         21,667      1.02        712
--------------------------------------------------------------------------------------------------------------------------
PORCUPINE (9,10,17)             588       2.59      49         6,241      1.68     337          6,829      1.76        386
--------------------------------------------------------------------------------------------------------------------------
KUBAKA (12)                     166      11.05      59             -         -       -            166     11.05         59
--------------------------------------------------------------------------------------------------------------------------
BLANKET                           -          -       -           692      3.82      85            692      3.82         85
--------------------------------------------------------------------------------------------------------------------------
REFUGIO (14)                  4,575       0.75     111        21,810      0.75     525         26,385      0.75        636
--------------------------------------------------------------------------------------------------------------------------
GEORGE-GOOSE LAKE (13)            -          -       -         3,010     11.61   1,124          3,010     11.61      1,124
--------------------------------------------------------------------------------------------------------------------------
NORSEMAN (13)                     -          -       -         2,150      2.68     185          2,150      2.68        185
--------------------------------------------------------------------------------------------------------------------------
DELAMAR                         610       0.61      12         1,863      1.90     114          2,473      1.58        126
--------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                   9,818       1.05     332        53,554      1.73   2,981         63,372      1.63      3,313
--------------------------------------------------------------------------------------------------------------------------
AQUIRED OPERATIONS
--------------------------------------------------------------------------------------------------------------------------
BRASILIA (14,15)             14,700       0.46     217        69,580      0.38     850         84,280      0.39      1,067
--------------------------------------------------------------------------------------------------------------------------
ROUND MTN                       795       0.63      16         5,506      0.68     121          6,301      0.68        137
--------------------------------------------------------------------------------------------------------------------------
MUSSELWHITE (17)              1,049       6.26     211           771      6.41     159          1,820      6.32        370
--------------------------------------------------------------------------------------------------------------------------
LA COIPA (17)                   260       0.48       4           149      0.63       3            409      0.53          7
--------------------------------------------------------------------------------------------------------------------------
CRIXAS (16)                       -          -       -             -         -       -              -         -          -
--------------------------------------------------------------------------------------------------------------------------
LUPIN MINE (14)                   -          -       -             -         -       -              -         -          -
--------------------------------------------------------------------------------------------------------------------------
NEW BRITANNIA                    25       3.73       3           766      4.79     118            791      4.76        121
--------------------------------------------------------------------------------------------------------------------------
AQUARIUS (13,14)                  -          -       -             -         -       -              -         -          -
--------------------------------------------------------------------------------------------------------------------------
KETTLE RIVER (14)                 -          -       -            22      5.66       4             22      5.66          4
--------------------------------------------------------------------------------------------------------------------------
GURUPI (13)                       -          -       -        60,385      1.39   2,705         60,385      1.39      2,705
--------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                  16,829       0.83     451       137,179      0.90   3,960        154,008      0.89      4,411
--------------------------------------------------------------------------------------------------------------------------
   TOTAL GOLD                26,647       0.91     783       190,733      1.13   6,941        217,380      1.11      7,724
--------------------------------------------------------------------------------------------------------------------------

SILVER
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS (2002)
--------------------------------------------------------------------------------------------------------------------------
KUBAKA (12)                     166       25.5     136             -         -       -            166      25.5        136
--------------------------------------------------------------------------------------------------------------------------
DELAMAR                         610       64.8   1,270         1,863      39.2   2,347          2,473      45.5      3,617
--------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                     776       56.4   1,406         1,863      39.2   2,347          2,639      44.2      3,753
--------------------------------------------------------------------------------------------------------------------------
AQUIRED OPERATIONS
--------------------------------------------------------------------------------------------------------------------------
LA COIPA (17)                   260       35.1     293           149      29.9     143            409      33.2        436
--------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                     260       35.1     293           149      29.9     143            409      33.2        436
--------------------------------------------------------------------------------------------------------------------------
   TOTAL SILVER               1,036       51.0   1,699         2,012      38.5   2,490          3,048      42.7      4,189
--------------------------------------------------------------------------------------------------------------------------

STATEMENT OF INFERRED RESOURCES
KINROSS SHARE, DECEMBER 31, 2002

In addition to the reported measured and indicated resources, inferred resources total 122,900,000 tonnes at an average grade of 1.3 grams per tonne gold. Inferred silver resources total 1,100,000 tonnes at an average grade of 25 grams per tonne.

DEFINITIONS

A mineral RESOURCE is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form or quantity and of such grade or quality that it has reasonable prospects for economic extraction.The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into INFERRED, INDICATED and MEASURED categories:

An INFERRED mineral RESOURCE is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An INDICATED mineral RESOURCE is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A MEASURED mineral RESOURCE is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral RESERVE is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A PROBABLE mineral RESERVE is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A PROVEN mineral RESERVE is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.



THE ABOVE DEFINITIONS OF "MINERAL RESERVE","PROVEN MINERAL RESERVE","PROBABLE MINERAL RESERVE","MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", AND "INDICATED MINERAL RESOURCE" CONFORM TO CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM ("CIM") DEFINITIONS AS DEFINED IN THE CIM STANDARDS ON MINERAL RESOURCES AND RESERVES - DEFINITIONS AND GUIDELINES AS REQUIRED BY NATIONAL INSTRUMENT 43-101 OF THE CANADIAN SECURITIES ADMINISTRATORS, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS.

NOTES TO THE MINERAL RESERVE AND RESOURCE STATEMENT

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of US$300 per ounce, and a silver price of US$4.75 per ounce. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include actual and/or assumed allowances for dilution and mining recovery.
(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived from an assumed gold price of US$325 per oz and a silver price of US$4.75 per oz.
(3) The Company's reserves and resources as at December 31, 2002 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.
(4) Cautionary note to US Investors concerning estimates of measured, indicated and inferred resources. U.S. Investors are advised that use of the terms "measured resource","indicated resource " and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.
(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.
(6) Individuals supervising, preparing and otherwise responsible for the Company's reserve and resource estimates presented in this disclosure are listed in a separate table and meet the definition of a "qualified person" as described by the Instrument.
(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.
(8) Resources, unlike reserves, do not have demonstrated economic viability. Resources have been estimated using reasonable and justifiable economic criteria, including a gold price of US$325 per ounce.
(9) Includes the undeveloped Pamour deposit which is subject to permitting from Canadian authorities.The permits necessary to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require administrative reactivation.Additional permits are required to mine south of Highway 101, which is outside the phase one mine plan.There is a high level of assurance that the project will receive all required permits for development.
(10) Includes mineral resources from the undeveloped Owl Creek deposit which is subject to permitting from Canadian authorities.
(11) Includes mineral resources from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area.The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.
(12) Includes mineral resources from the undeveloped Birkachan deposit which is subject to permitting from Russian authorities.
(13) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.
(14) Resources at Brasilia, Refugio and Kettle River are estimated using a gold price of US$300 per ounce.
(15)  Operated by Rio Tinto plc.
(16)  Operated by AngloGold Ltd.
(17)  Operated by Placer Dome Inc.


MINERAL RESERVES AND RESOURCES - QUALIFIED PERSONS

PROPERTY        PRIMARY QP    COMPANY          QUALS                   SECONDARY QP    COMPANY            QUALS
-----------------------------------------------------------------------------------------------------------------------------------
Fort Knox       T.Wilton      Kinross          PGEO                    V. Miller       Kinross            PE
Round Mtn       F.Fenne       Echo Bay Mines   PGEO                    R. Bullis       Echo Bay Mines     PGEO
Porcupine       A.Still       Placer Dome      PGEO                    J. Monaghan     Placer Dome        CHIEF ENGINEER
Musselwhite     A.Cheatle     Placer Dome      CHIEF GEO               R. Usher        Placer Dome        CHIEF ENGINEER
Lupin           R.A. Hureau   Echo Bay Mines   PGEO                    R. Bullis       Echo Bay Mines     PGEO
New Britannia   B. Lewis      TVX              PGEO                    M Hodgson       TVX                MGR.TECH SERVICES
Kettle River    D.Hussey      Echo Bay Mines   PGEO                    R. Bullis       Echo Bay Mines     PGEO
Crixas          W.Yamaoka     AngloGold        GEOLOGIST CREA          M G de Simoni   AngloGold Mine     ENGINEER CREA
La Coipa        J. Ochoa      Placer Dome      CHIEF ENGINEER AUSIMM   M.Rubio         Placer Dome        GEOLOGIST AUSIMM
Brasilia        M.A.Bareloch  Rio Tinto plc    GEOLOGIST AUSIMM        F.B.Marques     Rio Tinto plc      GEOLOGIST AUSIMM
Kubaka          R. Falletta   Kinross          PE                      S. Anderson     Kinross            MINE ENGINEER
Blanket         M.Michaud     SRK              PGEO                    H.Waldeck       SRK                PRINCIPAL MINING ENGINEER


                             QUARTERLY DATA
                             SUPPLEMENTARY INFORMATION
                             KINROSS GOLD CORPORATION
                             (EXPRESSED IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                MARCH             JUNE            SEPTEMBER        DECEMBER
                                               QUARTER           QUARTER           QUARTER          QUARTER         FULL YEAR
                                           --------------------------------------------------------------------------------------
OPERATIONS:                                  2002    2001     2002     2001     2002     2001    2002     2001      2002     2001
---------------------------------------------------------------------------------------------------------------------------------
REVENUE
Mining revenue                             $ 68.8  $ 64.1   $ 59.2   $ 70.7  $  56.5  $  65.0  $ 76.5   $ 70.3   $ 261.0  $ 270.1
Interest and other income                     1.2     2.5      6.5      2.9      6.0      1.5     3.2      2.4      16.9      9.3
Mark-to-market gain (loss) on call options   (1.0)    3.1     (0.6)    (0.7)    (0.3)    (2.8)   (0.8)     3.9      (2.7)     3.5
---------------------------------------------------------------------------------------------------------------------------------
                                             69.0    69.7     65.1     72.9     62.2     63.7    78.9     76.6     275.2    282.9
                                           --------------------------------------------------------------------------------------
EXPENSES
Operating                                    46.8    44.7     41.1     46.6     39.0     42.6    47.9     46.8     174.8    180.7
General and administrative                    2.3     2.7      2.5      2.9      3.2      2.0     3.3      2.5      11.3     10.1
Exploration                                   2.1     1.9      2.0      2.5      2.4      1.9     5.1      1.6      11.6      7.9
Depreciation, depletion and amortization     21.8    19.4     19.6     23.7     19.9     21.3    24.0     21.4      85.3     85.8
Gain on sale of assets                       (0.3)      -     (1.2)       -     (0.5)       -    (0.7)    (1.2)     (2.7)    (1.2)
Foreign exchange loss (gain)                  0.8    (1.2)     2.2      1.6        -     (0.6)    1.3      0.7       4.3      0.5
Interest expense on long-term liabilities     1.5     2.6      1.3      2.0      1.2      1.9     1.0      2.6       5.0      9.1
Writedown of marketable securities and
  long-term investments                         -       -        -        -        -        -     0.2        -       0.2        -
Writedown of property, plant and equipment
  and other non-cash charges                    -       -        -        -        -        -     7.7     16.1       7.7     16.1
---------------------------------------------------------------------------------------------------------------------------------
                                             75.0    70.1     67.5     79.3     65.2     69.1    89.8     90.5     297.5    309.0
                                           --------------------------------------------------------------------------------------
                                             (6.0)   (0.4)    (2.4)    (6.4)    (3.0)    (5.4)  (10.9)   (13.9)    (22.3)   (26.1)
Share in income (loss) of associated
  companies                                   0.3    (0.4)    (0.1)    (0.3)    (0.8)    (0.2)      -     (1.3)     (0.6)    (2.2)
                                           --------------------------------------------------------------------------------------
LOSS BEFORE TAXES AND DIVIDENDS ON
  CONVERTIBLE PREFERRED SHARES
  OF SUBSIDIARY COMPANY                      (5.7)   (0.8)    (2.5)    (6.7)    (3.8)    (5.6)  (10.9)   (15.2)    (22.9)   (28.3)
(PROVISION FOR) RECOVERY OF INCOME AND
  MINING TAXES                               (1.4)   (1.0)    (1.6)     0.9     (1.7)    (1.3)   (1.8)    (1.5)     (6.5)    (2.9)
                                           --------------------------------------------------------------------------------------
LOSS FOR THE PERIOD BEFORE DIVIDENDS
  ON CONVERTIBLE PREFERRED SHARES
  OF SUBSIDIARY COMPANY                      (7.1)   (1.8)    (4.1)    (5.8)    (5.5)    (6.9)  (12.7)   (16.7)    (29.4)   (31.2)
DIVIDENDS ON CONVERTIBLE PREFERRED
  SHARES OF SUBSIDIARY COMPANY               (0.8)   (1.7)    (0.2)    (1.7)    (0.3)    (0.9)   (0.2)    (0.8)     (1.5)    (5.1)
                                           --------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                      (7.9)   (3.5)    (4.3)    (7.5)    (5.8)    (7.8)  (12.9)   (17.5)    (30.9)   (36.3)
INCREASE IN EQUITY COMPONENT
  OF CONVERTIBLE DEBENTURES                  (2.1)   (1.9)    (2.1)    (1.9)    (1.3)    (1.9)   (1.8)    (2.0)     (7.3)    (7.7)
                                           --------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD ATTRIBUTABLE
  TO COMMON SHAREHOLDERS                   $(10.0) $ (5.4)  $ (6.4)  $ (9.4) $  (7.1) $  (9.7) $(14.7) $ (19.5) $  (38.2) $ (44.0)
                                           --------------------------------------------------------------------------------------
LOSS PER SHARE - Basic and diluted         $(0.09) $(0.06)  $(0.05)  $(0.09) $ (0.06) $ (0.09) $(0.12) $ (0.18) $  (0.32) $ (0.42)
CASH FLOW:
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period before dividends on
  convertible preferred shares of
  subsidiary company                       $ (7.1) $ (1.8)  $ (4.1)  $ (5.8) $  (5.5) $  (6.9) $(12.7) $ (16.7) $  (29.4) $ (31.2)
Items not affecting cash                     20.9    15.4     19.5     21.1     18.6     16.3    30.9     32.2      89.9     85.0
                                           --------------------------------------------------------------------------------------
                                             13.8    13.6     15.4     15.3     13.1      9.4    18.2     15.5      60.5     53.8
Proceeds on restructuring of gold forward
  sales contracts                               -    21.1        -        -        -        -       -      0.5         -     21.6
Site restoration cash expenditures           (1.1)   (1.2)    (1.5)    (1.4)    (2.4)    (1.9)   (4.8)    (2.6)     (9.8)    (7.1)
Changes in non-cash working capital items     6.8    (0.2)    (4.4)    (0.2)     6.4      5.2     0.4      1.9       9.2      6.7
Effect of exchange rate changes on cash       0.4    (0.6)     1.6     (0.3)     0.4     (0.1)    0.6      0.5       3.0     (0.5)
                                           --------------------------------------------------------------------------------------
Cash flow provided from operating
  activities                                 19.9    32.7     11.1     13.4     17.5     12.6    14.4     15.8      62.9     74.5
                                           --------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of common shares                    19.0     0.2      0.3      0.3      0.2      2.3    93.3      2.6     112.8      5.4
Acquisition of preferred shares of          (11.1)      -     (0.3)       -        -        -       -        -     (11.4)       -
subsidiary company
Repayment of debt                           (10.5)  (24.3)    (1.7)   (11.8)    (0.2)    (3.8)  (16.1)    (6.6)    (28.5)   (46.5)
Reduction of debt component of convertible
  debentures                                 (1.3)   (1.3)    (1.2)    (1.4)    (1.3)    (1.3)   (1.3)    (1.4)     (5.1)    (5.4)
                                           --------------------------------------------------------------------------------------
                                             (3.9)  (25.4)    (2.9)   (12.9)    (1.3)    (2.8)   75.9     (5.4)     67.8    (46.5)
                                           --------------------------------------------------------------------------------------
INVESTMENT ACTIVITIES
Additions to property, plant and equipment   (3.1)  (11.5)    (6.1)    (4.6)    (8.9)    (9.2)   (4.5)    (5.1)    (22.6)   (30.4)
Business acquisitions, net of cash acquired     -       -        -        -        -        -    (0.1)    (1.2)     (0.1)    (1.2)
Long-term investments and other assets          -    (1.7)     1.9     (0.7)     0.2     (0.2)   (0.7)     4.7       1.4      2.1
Proceeds from the sale of plant and
  property, equipment                         0.1     1.0        -      0.4      0.5      0.2     0.7      0.2       1.3      1.8
Decrease (increase) in restricted cash       (4.0)    2.9     (0.4)       -    (17.1)       -     0.4        -     (21.1)     2.9
                                           --------------------------------------------------------------------------------------
                                             (7.0)   (9.3)    (4.6)    (4.9)   (25.3)    (9.2)   (4.2)    (1.4)    (41.1)   (24.8)
                                           --------------------------------------------------------------------------------------
Increase (decrease) in cash and equivalents   9.0    (2.0)     3.6     (4.4)    (9.1)     0.6    86.1      9.0      89.6      3.2
Cash and equivalents, beginning of year      81.0    77.8     90.0     75.8     93.6     71.4    84.5     72.0      81.0     77.8
                                           --------------------------------------------------------------------------------------
Cash and equivalents, end of year          $ 90.0  $ 75.8   $ 93.6   $ 71.4  $  84.5  $  72.0  $170.6  $  81.0  $  170.6  $  81.0
                                           --------------------------------------------------------------------------------------

SUMMARIZED REVIEW

FIVE YEARS

                                                       2002        2001        2000          1999          1998
---------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
(IN MILLIONS OF U.S. DOLLARS)
Revenue                                            $  275.2    $  282.9    $  289.3    $    317.0    $    286.6
Net loss for the year                                 (30.9)      (36.3)     (125.4)       (243.9)       (243.1)
Cash flow provided from operating activities           62.9        74.5        47.8          69.5         102.0
Capital expenditures                                   22.6        30.4        41.6          44.0          33.8

FINANCIAL POSITION
(IN MILLIONS OF U.S. DOLLARS)

Cash and cash equivalents                          $  170.6    $   81.0    $   77.8    $    113.9    $    153.4
Working capital                                       172.4        62.0        74.7         124.6         184.2
Total assets                                          598.0       577.6       700.0         882.4       1,114.8
Long-term debt (1)                                     60.4        92.5       145.6         177.6         192.1
Common shareholders' equity                           418.9       331.6       340.9         477.1         691.2

OPERATING STATISTICS
(UNAUDITED)

Gold production - (THOUSAND OUNCES)                   883.6       937.9       932.4       1,006.5         823.7
Silver production - (MILLION OUNCES)                    0.3         0.4         0.6           0.3           2.7
Gold equivalent production - (THOUSAND OUNCES)        888.6       944.8       943.8       1,012.4         874.4
Total cash costs per equivalent ounce of gold      $    201    $    193    $    202    $      196    $      214


PER SHARE DATA
Net loss-basic and diluted                         $  (0.32)   $  (0.42)   $  (1.33)   $    (2.52)   $    (3.21)

(1)   Includes - Long-term debt (current and long-term portions)
               - Debt component of convertible debentures
               - Redeemable retractable preferred shares


KINROSS SHARE TRADING
HIGHS AND LOWS

(RESTATED TO REFLECT THE THREE OLD FOR ONE NEW SHARE CONSOLIDATION WHICH WAS COMPLETED JANUARY 31, 2003.)

                                           2002                   2001
                                     HIGH        LOW        High        Low
---------------------------------------------------------------------------
TSX
First quarter                     $  5.43        3.96       3.12       1.98
Second quarter                      13.32        5.55       4.89       2.10
Third quarter                       11.25        6.18       5.19       3.57
Fourth quarter                      12.00        7.23       4.59       2.85

AMEX*
First quarter                        4.08        2.13       2.01       1.32
Second quarter                       8.70        3.48       3.60       1.32
Third quarter                        7.20        3.75       3.15       2.31
Fourth quarter                       7.65        4.65       2.97       1.86

* Effective February 3, 2003, Kinross was listed on the New York Stock Exchange, symbol KGC.


108